    As filed with the Securities and Exchange Commission on January 25, 2002
                      Registration No. 333-64650/811-10437


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM N-4
             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                      PRE-EFFECTIVE AMENDMENT NO.   1      (X)
                      POST-EFFECTIVE AMENDMENT NO. ___     ( )


                                     and/or


                   REGISTRATION STATEMENT UNDER THE INVESTMENT
                               COMPANY ACT OF 1940
                             AMENDMENT NO. 1               (X)
                        (Check appropriate box or boxes)


                          AUSA SERIES ANNUITY ACCOUNT B
                           (Exact Name of Registrant)

                        AUSA LIFE INSURANCE COMPANY, INC.
                               (Name of Depositor)

                              4 Manhattanville Road
                            Purchase, New York 10577
         (Address of Depositor's Principal Executive Offices) (Zip Code)
               Depositor's Telephone Number, including Area Code:
                                 (727) 299-1531


                                 John K. Carter
                           Vice President and Counsel
                        AUSA Life Insurance Company, Inc.
                                 P. O. Box 9054
                         Clearwater, Florida 33758-9054
                     (Name and Address of Agent for Service)


                                    Copy to:


                          Mary Jane Wilson-Bilik, Esq.
                         Sutherland Asbill & Brennan LLP
                         1275 Pennsylvania Avenue, N.W.
                           Washington, D.C. 20004-2415



Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities Being Registered: Units of interest in the separate account under flexible payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                     PART A

                            INFORMATION REQUIRED IN A
                                   PROSPECTUS

                                  [JANUS LOGO]

                                JANUS ANNUITY -
                                    NEW YORK
                                VARIABLE ANNUITY
                                   PROSPECTUS

                                 Issued Through
                         AUSA SERIES ANNUITY ACCOUNT B
                                       By
                       AUSA LIFE INSURANCE COMPANY, INC.

This prospectus gives you important information about the Janus Annuity - New York, a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the prospectuses for the Janus Aspen Series before you invest and keep them for future reference. This Contract is available to individuals and can be used with individual retirement plans. THIS CONTRACT IS AVAILABLE ONLY IN THE STATE OF NEW YORK.

You can put your money into 14 investment choices: a fixed account and 13 subaccounts of the AUSA Series Annuity Account B. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio of the Janus Aspen Series. Your investments in the Janus portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by AUSA.

The 13 portfolios we currently offer through the subaccounts under this Contract are:


                   JANUS ASPEN SERIES - INSTITUTIONAL SHARES



           GROWTH PORTFOLIO             INTERNATIONAL GROWTH
AGGRESSIVE GROWTH PORTFOLIO                        PORTFOLIO
       CAPITAL APPRECIATION       WORLDWIDE GROWTH PORTFOLIO
                  PORTFOLIO             GLOBAL LIFE SCIENCES
  STRATEGIC VALUE PORTFOLIO                        PORTFOLIO
      CORE EQUITY PORTFOLIO      GLOBAL TECHNOLOGY PORTFOLIO
         BALANCED PORTFOLIO        FLEXIBLE INCOME PORTFOLIO
GROWTH AND INCOME PORTFOLIO           MONEY MARKET PORTFOLIO



                                                                          , 2002


THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

If you would like more information about the Janus Annuity - New York, you can obtain a free copy of the Statement of Additional Information ("SAI") dated
       , 2002. Please call us at 1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00
P.M., Eastern Time) or write us at: AUSA, Administrative Office - Annuity Department P.O. Box 9054, Clearwater, Florida 33758-9054. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.


PLEASE NOTE THAT THE CONTRACT AND THE JANUS PORTFOLIOS:
- ARE NOT BANK DEPOSITS
- ARE NOT FEDERALLY INSURED
- ARE NOT ENDORSED BY ANY BANK OR GOVERNMENT AGENCY
- ARE NOT GUARANTEED TO ACHIEVE THEIR GOAL
- INVOLVE RISKS, INCLUDING POSSIBLE LOSS OF PREMIUM

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                DEFINITIONS OF SPECIAL TERMS....................    3
                SUMMARY.........................................    7
                ANNUITY CONTRACT FEE TABLE......................   14
                EXAMPLE.........................................   16
                 1. THE ANNUITY CONTRACT........................   18
                 2. ANNUITY PAYMENTS (THE INCOME PHASE).........   20
                     Annuity Payment Options Under the
                       Contract.................................   21
                     Fixed Annuity Payment Options..............   22
                     Variable Annuity Payment Options...........   23
                 3. PURCHASE....................................   25
                     Contract Issue Requirements................   25
                     Purchase Payments..........................   25
                     Initial Purchase Requirements..............   25
                     Additional Purchase Payments...............   26
                     Maximum Purchase Payments..................   27
                     Allocation of Purchase Payments............   27
                     Right to Cancel Period.....................   27
                     Policy Delivery Receipt....................   28
                     Annuity Value..............................   28
                     Accumulation Units.........................   28
                 4. INVESTMENT CHOICES..........................   30
                     The Separate Account.......................   30
                     Janus Aspen Series.........................   30
                     The Fixed Account..........................   31
                     Transfers..................................   32
                     Systematic Exchanges.......................   33
                     Asset Rebalancing Program..................   34
                     Telephone Transactions.....................   35
                 5. EXPENSES....................................   37
                     Partial Withdrawals and Complete
                       Surrenders...............................   37
                     Mortality and Expense Risk Charge..........   37
                     Administrative Charge......................   37
                     Annual Contract Charge.....................   38
                     Transfer Charge............................   38
                     Premium Taxes..............................   38
                     Federal, State and Local Taxes.............   38
                     Portfolio Management Fees..................   39


                                          Janus Annuity - New York prospectus  1

                 6. TAXES.......................................   40
                     Annuity Contracts in General...............   40
                     Qualified and Nonqualified Contracts.......   40
                     Partial Withdrawals and Complete Surrenders
                       - Nonqualified Contracts.................   41
                     Multiple Contracts.........................   42
                     Diversification and Distribution
                       Requirements.............................   43
                     Partial Withdrawals and Complete Surrenders
                       - Qualified Contracts....................   43
                     Taxation of Death Benefit Proceeds.........   44
                     Annuity Payments...........................   44
                     Transfers, Assignments or Exchanges of
                       Contracts................................   45
                     Possible Tax Law Changes...................   45
                 7. ACCESS TO YOUR MONEY........................   47
                     Partial Withdrawals and Complete
                       Surrenders...............................   47
                     Delay of Payment and Transfers.............   48
                     Systematic Partial Withdrawals.............   49
                 8. PERFORMANCE.................................   51
                 9. DEATH BENEFIT...............................   52
                     Payments on Death..........................   52
                     Amount of Death Benefit During the
                       Accumulation Period......................   53
                     Alternate Payment Elections Before the
                       Maturity Date............................   54
                10. OTHER INFORMATION...........................   56
                     Ownership..................................   56
                     Annuitant..................................   56
                     Beneficiary................................   56
                     Assignment.................................   57
                     AUSA Life Insurance Company, Inc. .........   57
                     The Separate Account.......................   57
                     Exchanges..................................   58
                     Voting Rights..............................   59
                     Distribution of the Contracts..............   59
                     Non-Participating Contract.................   60
                     IMSA.......................................   60
                     Legal Proceedings..........................   60
                     Financial Statements.......................   60
                TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
                  INFORMATION...................................   61
                APPENDIX A
                     Condensed Financial Information............   62
                APPENDIX B
                     Historical Performance Data................   63


 2 Janus Annuity - New York prospectus

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------

accumulation period              The period between the Contract date and the
                                 maturity date while the Contract is in force.

accumulation unit value          An accounting unit of measure we use to
                                 calculate subaccount values during the
                                 accumulation period.


administrative office            Our administrative office and mailing address
                                 is P.O. Box 9054, Clearwater, Florida
                                 33758-9054 (8550 Ulmerton Road, Suite 101,
                                 Largo, Florida 33771 for overnight deliveries).
                                 Our street address is 570 Carillon Parkway, St.
                                 Petersburg, Florida 33716. Our phone number is
                                 1-800-888-9818. PLEASE SEND ALL PURCHASE
                                 PAYMENTS, CORRESPONDENCE AND NOTICES TO OUR
                                 ADMINISTRATIVE OFFICE AND MAILING ADDRESS.


age The issue age, which is the annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same meaning as "attained age" in the Contract.

annuitant                        The person you named in the application (or
                                 later changed), to receive annuity payments.
                                 The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.

annuity unit value               An accounting unit of measure we use to
                                 calculate annuity payments from certain
                                 subaccounts after the maturity date.

annuity value                    The sum of the separate account value and the
                                 fixed account value at the end of any valuation period.

AUSA
  (we, us, our)                  AUSA Life Insurance Company, Inc.

                                          Janus Annuity - New York prospectus  3
beneficiary(ies)                 The person(s) you elect to receive the death
                                 benefit proceeds under the Contract.

cash value                       The annuity value less any applicable premium
                                 taxes.

Code                             The Internal Revenue Code of 1986, as amended.


Contract date                    The later of the date on which the initial
                                 purchase payment is received, or the date that the properly completed application is received, at AUSA's administrative office. We measure
                                 Contract years, Contract months and Contract anniversaries from the Contract date.


death report day                 The valuation date on which we have received
                                 both proof of death of the owner who is the annuitant and your beneficiary's election regarding payment.

fixed account                    An option to which you can direct your money
                                 under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account.

fixed account value              During the accumulation period, your Contract's
                                 value in the fixed account.

home office                      Our home office address is 4 Manhattanville
                                 Road, Purchase, New York 10577. PLEASE DO NOT
                                 SEND ANY MONEY, CORRESPONDENCE OR NOTICES TO
                                 THIS ADDRESS; PLEASE SEND THEM TO THE
                                 ADMINISTRATIVE OFFICE.

in force Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date                    The date on which the accumulation period ends
                                 and annuity payments begin. The latest maturity

 4 Janus Annuity - New York prospectus
                                 date is the Contract anniversary nearest the annuitant's 90th birthday.

NYSE                             New York Stock Exchange.

nonqualified Contracts           Contracts issued other than in connection with
                                 retirement plans.

owner
  (you, your)                    The person(s) entitled to exercise all rights
                                 under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

portfolio                        A separate investment portfolio of the Trust.

purchase payments                Amounts paid by an owner or on the owner's
                                 behalf to AUSA as consideration for the
                                 benefits provided by the Contract. When we use the term "purchase payment" in this prospectus, it has the same meaning as "net payment" in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts              Contracts issued in connection with retirement
                                 plans that qualify for special federal income tax treatment under the Code.



separate account                 AUSA Series Annuity Account B, a unit
                                 investment trust consisting of subaccounts.
                                 Each subaccount of the separate account invests solely in shares of a corresponding portfolio of the Trust.

separate account value           During the accumulation period, your Contract's
                                 value in the separate account, which equals the sum of the values in each subaccount.

subaccount                       A subdivision of the separate account that
                                 invests exclusively in the shares of a
                                 specified portfolio and supports the Contracts.
                                 Subaccounts corresponding to each portfolio hold assets under the

                                          Janus Annuity - New York prospectus  5

                                 Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

surrender                        The termination of a Contract at the option of
                                 the owner.

Trust Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/business
day Each day on which the NYSE is open for trading, except when a subaccount's corresponding portfolio does not value its shares. AUSA is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.

valuation period                 The period of time over which we determine the
                                 change in the value of the subaccounts in order to price accumulation units and annuity units.
                                 Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m.
                                 Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

 6 Janus Annuity - New York prospectus

SUMMARY
--------------------------------------------------------------------------------

               THE SECTIONS IN THIS SUMMARY CORRESPOND TO SECTIONS IN THIS PROSPECTUS, WHICH DISCUSS THE TOPICS IN MORE DETAIL. PLEASE READ THE ENTIRE PROSPECTUS CAREFULLY.

1. THE ANNUITY CONTRACT

               The Janus Annuity - New York is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by AUSA. It is a contract between you, as the owner, and AUSA, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

               The Contract allows you to direct your money into any of the 13 subaccounts. Each subaccount invests exclusively in a single portfolio of the Janus Aspen Series (the "Trust"). The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

               You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

               You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.

               The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money

                                          Janus Annuity - New York prospectus  7
               you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)


               The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time. You cannot annuitize until 13 months after your Contract date.


3. PURCHASE

               You can buy this Contract with $2,500 or more under most circumstances. You can add as little as $100 at any time during the accumulation period. We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

4. INVESTMENT CHOICES


               You can invest your money in any of the 13 portfolios of the Trust by directing it to the corresponding subaccount. The portfolios are described in the prospectuses for the Trust that are attached to this prospectus. The portfolios now available to you under the Contract are:



               JANUS ASPEN SERIES - INSTITUTIONAL SHARES



                Growth Portfolio              International Growth Portfolio
                Aggressive Growth Portfolio   Worldwide Growth Portfolio
                Capital Appreciation          Global Life Sciences Portfolio
                Portfolio                     Global Technology Portfolio
                Strategic Value Portfolio     Flexible Income Portfolio
                Core Equity Portfolio         Money Market Portfolio
                Balanced Portfolio
                Growth and Income Portfolio


 8 Janus Annuity - New York prospectus

               Please contact our administrative office at 1-800-888-9818 (Monday-Friday 9:00 a.m.-6:00 p.m. Eastern Time) or visit our website (www.janus.com) to obtain an additional copy of the Trust prospectuses containing more complete information concerning the Trust and portfolios.


               Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

               You can also allocate your purchase payments to the fixed account. We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               TRANSFERS. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.

5. EXPENSES

               We do not take any deductions from purchase payments at the time you buy the Contract. You invest the full amount of each purchase payment in one or more of the investment choices.

               During the accumulation period and the income phase, we deduct a daily mortality and expense risk charge of 0.50% and a daily administrative charge of 0.15% each year from the money you have invested in the subaccounts.

               During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable.

               We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.

                                          Janus Annuity - New York prospectus  9

               The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. These fees and expenses currently range from 0.36% to 1.25% annually, depending on the portfolio. See the prospectuses for the Trust and the Annuity Contract Fee Table on page 14 of this prospectus.

6. TAXES


               The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out of a nonqualified Contract during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for qualified Contract.


               Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity payment option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial withdrawal or complete surrender.

7. ACCESS TO YOUR MONEY


               You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial withdrawal if it reduces the cash value below $2,500. No partial withdrawals may be made from the fixed account without prior consent from us. You may also have to pay federal income tax and a penalty tax on any money you take out. No withdrawal charges apply.


 10 Janus Annuity - New York prospectus

8. PERFORMANCE

               The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

9. DEATH BENEFIT

               If you are both an owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit.

               If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who will receive it. Use care when naming owners, annuitants and beneficiaries.

               If the annuitant who is an owner dies during the accumulation period and if a death benefit is payable, the death benefit will be the greater of:

               - the annuity value of your Contract on the death report day; or

               - the total purchase payments you make to the Contract, reduced by partial withdrawals.

               The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 22 and 23 for a description of the annuity payment options. Not all payment options provide for a death benefit.

10. OTHER INFORMATION


               RIGHT TO CANCEL PERIOD. You may return your Contract for a refund within 30 days after you receive it. If you return your Contract within this period, we will refund your original purchase payment(s). We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void.


                                         Janus Annuity - New York prospectus  11

               WHO SHOULD PURCHASE THE CONTRACT? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

               ADDITIONAL FEATURES. This Contract has additional features that might interest you. These include the following:

               - SYSTEMATIC PARTIAL WITHDRAWALS: You can arrange to have money automatically sent to you monthly, quarterly, semi-annually, or annually while your Contract is in the accumulation period. Amounts you receive may be included in your gross income, and, in certain circumstances, may be subject to penalty taxes.

               - SYSTEMATIC EXCHANGES: You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the Money Market subaccount or the Flexible Income subaccount into your choice of subaccounts. This is also known as dollar cost averaging, a long-term investment method which provides for regular, level investments over time. Systematic exchanges do not guarantee a profit or protect against a loss if market prices decline.

               - ASSET REBALANCING: We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.

 12 Janus Annuity - New York prospectus

               - TELEPHONE TRANSACTIONS: You may make additional purchase payments, transfers, withdrawals and/or change the allocation of additional purchase payments by telephone.

               These features may not be suitable for your particular situation.


               SCHEDULED FINANCIAL TRANSACTION PROCESSING. We process scheduled financial transactions based on the accumulation unit values determined at the end of the business day on which we schedule the transaction. Examples of scheduled financial transactions include systematic partial withdrawals, systematic exchanges and asset rebalancing.



               A business day is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 p.m. Eastern Time. We observe the same holidays as the NYSE. If a day on which a scheduled financial transaction would ordinarily occur falls on a day the NYSE is closed, we will process the transaction the next day that the NYSE is open.


11. INQUIRIES

               If you need additional information, please contact us at:

               AUSA Life
               Administrative Office
               Attention: Annuity Department
               P.O. Box 9054
               Clearwater, FL 33758-9054

               1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M.,

               Eastern Time)

               www.janus.com




                                         Janus Annuity - New York prospectus  13

ANNUITY CONTRACT FEE TABLE
--------------------------------------------------------------------------------

   -------------------------------------------------------------------------------------------------
                                                             SEPARATE ACCOUNT ANNUAL EXPENSES
                                                           (as a percentage of average separate
             OWNER TRANSACTION EXPENSES                                 account value)
   -------------------------------------------------------------------------------------------------
   Sales Load On Purchase Payments......... None     Mortality and Expense Risk
                                                     Charge(1)................................ 0.50%
   Maximum Withdrawal Charge............... None     Administrative Charge(1)................. 0.15%
   Transfer Charge.................... $10 After                                               ----
                            12 Per Contract Year     TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES... 0.65%
   ---------------------------------------------
                  OTHER EXPENSES
   ---------------------------------------------
   ANNUAL CONTRACT CHARGE* $30 Per Contract Year
   * We waive the annual Contract charge when
     the annuity value on the Contract
     anniversary is equal to or greater than
     $25,000.
   -------------------------------------------------------------------------------------------------


                                     PORTFOLIO ANNUAL EXPENSES(2)
                                (as a percentage of average net assets)
   -------------------------------------------------------------------------------------------------
                                                                                   Total Annual
                                                      Total Annual                   Portfolio
     Janus Aspen Series                            Portfolio Operating               Operating
         Portfolios        Management    Other      Expenses Without      Total      Expenses
    Institutional Shares      Fee       Expenses       Waivers(3)        Waivers   with Waivers
   -------------------------------------------------------------------------------------------------
   Growth                    0.65%       0.02%            0.67%             N/A        0.67%
   Aggressive Growth         0.65%       0.01%            0.66%             N/A        0.66%
   Capital Appreciation      0.65%       0.02%            0.67%             N/A        0.67%
   Strategic Value           0.65%       2.80%            3.45%           2.20%        1.25%
   Core Equity               0.65%       1.00%            1.65%           0.40%        1.25%
   Balanced                  0.65%       0.01%            0.66%             N/A        0.66%
   Growth and Income         0.65%       0.13%            0.78%             N/A        0.78%
   International Growth      0.65%       0.06%            0.71%             N/A        0.71%
   Worldwide Growth          0.65%       0.04%            0.69%             N/A        0.69%
   Global Life Sciences      0.65%       0.38%            1.03%             N/A        1.03%
   Global Technology         0.65%       0.04%            0.69%             N/A        0.69%
   Flexible Income           0.65%       0.11%            0.76%             N/A        0.76%
   Money Market              0.25%       0.11%            0.36%             N/A        0.36%
   -------------------------------------------------------------------------------------------------


(1) These charges apply to each subaccount. They do not apply to the fixed account. These charges apply during the accumulation period and the income phase.

(2) The fee table information relating to the Janus portfolios was provided to AUSA by the Trust. AUSA has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the table.

(3) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, Capital Appreciation, Balanced, Core Equity, Growth and Income, International Growth, and Worldwide Growth Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital.

 14 Janus Annuity - New York prospectus

    Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

                                         Janus Annuity - New York prospectus  15

EXAMPLE
--------------------------------------------------------------------------------

               You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire $1,000 is invested in the subaccount listed.

               Because the Contract does not assess withdrawal charges, you will pay the same amount of expenses whether or not you surrender, annuitize, or remain invested in the Contract.


   -----------------------------------------------------------------------------
                                            If You Surrender, Annuitize* or
                                         Remain Invested in the Contract at the
                                           End of the Applicable Time Period
   Subaccounts                          1 Year    3 Years    5 Years    10 Years
   -----------------------------------------------------------------------------
   Growth                                $14        $43       $ 75        $165
   Aggressive Growth                     $14        $43       $ 75        $164
   Capital Appreciation                  $14        $43       $ 75        $165
   Strategic Value                       $20        $61       $105        $228
   Core Equity                           $20        $61       $105        $228
   Balanced                              $14        $43       $ 75        $164
   Growth and Income                     $15        $47       $ 81        $177
   International Growth                  $14        $45       $ 77        $169
   Worldwide Growth                      $14        $44       $ 76        $167
   Global Life Sciences                  $18        $55       $ 94        $204
   Global Technology                     $14        $44       $ 76        $167
   Flexible Income                       $15        $46       $ 80        $175
   Money Market                          $11        $34       $ 59        $130
   -----------------------------------------------------------------------------



 * You cannot annuitize your Contract until 13 months after your Contract date.


               The fee table and example above will help you understand the costs of investing in the subaccounts. The fee table and example reflect the 2000 expenses (except as noted in the footnotes) of the portfolios of the Trust and the subaccount fees and charges without waivers or reductions. The example assumes that the expense limitations in effect for 2000 will remain in place for the entire period illustrated and that no transfer charges have been assessed. In addition, the $30 annual Contract charge is reflected as a charge of 0.30% based on an anticipated average Contract size of $10,000.

               PLEASE REMEMBER THAT THE EXAMPLE IS AN ILLUSTRATION AND DOES NOT REPRESENT PAST OR FUTURE EXPENSES. YOUR ACTUAL EXPENSES MAY BE HIGHER OR LOWER THAN THOSE SHOWN. SIMILARLY, YOUR RATE

 16 Janus Annuity - New York prospectus

               OF RETURN MAY BE MORE OR LESS THAN THE 5% ASSUMED RATE IN HE EXAMPLE.

               FINANCIAL INFORMATION. There is no financial history of the subaccounts in this prospectus because the subaccounts have not commenced operations as of the date of this prospectus.

                                         Janus Annuity - New York prospectus  17

1.  THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

               This prospectus describes the Janus Annuity - New York variable annuity contract offered by AUSA.


               An annuity is a contract between you, the owner, and an insurance company (in this case AUSA), where the insurance company promises to pay the annuitant an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 on page 20.) Until the maturity date, your annuity is in the accumulation period and the earnings generally are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.


               The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

               It is a "flexible payment" Contract because after you purchase it, you can generally make additional investments of $100 or more at any time, until the maturity date. But you are not required to make any additional investments.

               The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon investment performance of your investment choices for the income phase.

               The Contract also contains a fixed account. We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account offers an interest rate that is guaranteed by AUSA to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed

 18 Janus Annuity - New York prospectus
               account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

                                         Janus Annuity - New York prospectus  19

2. ANNUITY PAYMENTS (THE INCOME PHASE)
--------------------------------------------------------------------------------


               You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than 13 months after your Contract date. The maturity date cannot be later than the Contract anniversary nearest the annuitant's 90(th) birthday. The maturity date may be earlier for qualified Contracts.


               ELECTION OF ANNUITY PAYMENT OPTION. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see page
               23) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

               If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

               Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a co-annuitant on the maturity date. If you do not choose an annuitant, we will consider you to be the annuitant.


               When you annuitize, either under a fixed or variable annuity payment option, your annuity value will not be less than the "amount" you would have received if you had purchased a single premium immediate annuity contract offered by us at the time you annuitize. An "amount" will be the greater of the cash value or 95% of the annuity value of your Contract that was purchased using the single premium immediate annuity.


 20 Janus Annuity - New York prospectus

               SUPPLEMENTAL CONTRACT. Once you annuitize and you have selected a fixed annuity payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

               ANNUITY PAYMENT OPTIONS UNDER THE CONTRACT

               The Contract provides five annuity payment options that are described below. You may choose any annuity payment option available under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

               We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.

               FIXED ANNUITY INCOME PAYMENTS. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

               - The amount of the annuity proceeds on the maturity date;

               - The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and

               - The specific payment option you choose.

               VARIABLE ANNUITY INCOME PAYMENTS. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment

                                         Janus Annuity - New York prospectus  21
               after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract's assumed investment return of 5% at all times, then the amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase. But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the mortality and expense risk charge of 0.50% annually and the administrative charge of 0.15% annually) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

               The annuity payment options are explained below. Options A, B, and C are fixed only. Options D and E are variable only.

               FIXED ANNUITY PAYMENT OPTIONS

               PAYMENT OPTION A - FIXED INSTALLMENTS: We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to AUSA.

               PAYMENT OPTION B - LIFE INCOME - FIXED PAYMENTS:

               - No Period Certain - We will make level payments only during the annuitant's lifetime; or

               - 10 Years Certain - We will make level payments for the longer of the annuitant's lifetime or 10 years; or

               - Guaranteed Return of Annuity Proceeds - We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

 22 Janus Annuity - New York prospectus

               PAYMENT OPTION C - JOINT AND SURVIVOR LIFE INCOME - FIXED
               PAYMENTS: We will make level payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.


               For more information on how the fixed annuity payments are determined, see the SAI.


               VARIABLE ANNUITY PAYMENT OPTIONS

               PAYMENT OPTION D - VARIABLE LIFE INCOME: The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

               - No Period Certain - We will make variable payments only during the annuitant's lifetime; or

               - 10 Years Certain - We will make variable payments for the longer of the annuitant's lifetime or 10 years.

               PAYMENT OPTION E - VARIABLE JOINT AND SURVIVOR LIFE INCOME: We will make variable payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

               Other annuity payment options may be arranged by agreement with us.

               NOTE CAREFULLY: The death benefit payable after the maturity date will be affected by the annuity option you choose.

               IF:

               - you choose Life Income with No Period Certain or a Joint and
                 Survivor Life Income (fixed or variable); and

               - the annuitant(s) dies, for example, before the due date of the second annuity payment;

               THEN:

               - we may make only one annuity payment and there will be no death benefit payable.

                                         Janus Annuity - New York prospectus  23

               IF:

               - you choose Fixed Installments, Life Income with 10 Years
                 Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and

               - the person receiving payments dies prior to the end of the guaranteed period;

               THEN:

               - the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.

               We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant's address of record. The annuitant is responsible for keeping AUSA informed of the annuitant's current address of record.

 24 Janus Annuity - New York prospectus

3. PURCHASE
--------------------------------------------------------------------------------

               CONTRACT ISSUE REQUIREMENTS

               We will issue a Contract IF:

               - we receive the information we need to issue the Contract;

               - we receive a minimum initial purchase payment; and

               - you and the annuitant are age 85 or younger.

               PURCHASE PAYMENTS

               You should make checks or drafts for purchase payments payable only to "AUSA Life" and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

               INITIAL PURCHASE REQUIREMENTS

               The initial purchase payment for most Contracts must be at least $2,500. We will credit your initial purchase payment to your Contract within two business days after the day we receive it at our administrative office and your complete Contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you tell us to keep it. We will credit your initial purchase payment as soon as we receive all necessary application information.


               The date on which we credit your initial purchase payment to your Contract is the Contract date. If we receive your complete Contract application and initial purchase payment on the 29th, 30th or 31st day of the month, your Contract date will be the 28th day of the month. We will, however, credit your initial purchase payment on the business day on which we actually receive the payment, provided your application is complete. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.


                                         Janus Annuity - New York prospectus  25

               Generally, we will credit your initial purchase payment at the accumulation unit value computed at the end of the business day on which we receive it and have all necessary application information at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your initial purchase payment and complete application after the close of our business day, we will calculate and credit it as of the close of the next business day.


               If you wish to make purchase payments by bank wire, please instruct your bank to wire federal funds as follows:


               All First Bank of Baltimore

               ABA #052000113
               For credit to: AUSA Life

               Account #89540281

               Owner's Name:
               Contract Number:

               Attention: General Accounting


               We may reject any application or purchase payments for any reason permitted by law.

               ADDITIONAL PURCHASE PAYMENTS

               You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept purchase payments by bank wire or by check. Additional purchase payments must be at least $100 ($1,000 if by wire). We will credit any additional purchase payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your purchase payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

 26 Janus Annuity - New York prospectus

               MAXIMUM PURCHASE PAYMENTS

               We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

               ALLOCATION OF PURCHASE PAYMENTS


               On the Contract date, we will allocate your purchase payment to the investment choices you selected on your application. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments in accordance with your current purchase payment allocation instructions.


               We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               You may change allocations for future additional purchase payments by writing or telephoning the administrative office, subject to the limitations described below under Telephone Transactions on page 35. The allocation change will apply to purchase payments received after the date we receive the change request.

               YOU SHOULD REVIEW PERIODICALLY HOW YOUR PAYMENTS ARE DIVIDED AMONG THE SUBACCOUNTS BECAUSE MARKET CONDITIONS AND YOUR OVERALL FINANCIAL OBJECTIVES MAY CHANGE.

               RIGHT TO CANCEL PERIOD

               You may return your Contract for a refund within 30 days after you receive it. If you return your Contract within this period, we will refund your original purchase payment(s). We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void.

                                         Janus Annuity - New York prospectus  27

               POLICY DELIVERY RECEIPT

               You will be given 30 days after receipt of your Contract to sign and return the Policy Delivery Receipt Form. Your signature on the Policy Delivery Receipt Form is the acceptance for your Contract. If after 30 days, we have not received the signed form, we will follow up with a reminder letter. After 60 days, if we have still not received this signed form, we will send another request by certified mail. If the certified mail slip is returned, but the Policy Delivery Receipt is still not received, we will assume you have accepted this Contract. Also, if, at any time after we issue this Contract, you have made any of the following transactions: partial withdrawals, systematic partial withdrawals, transfers, automatic monthly investing and/or additional purchase payments, we will assume you have accepted this Contract.

               ANNUITY VALUE

               You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each business day and ends at the close of business on the next valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 P.M. Eastern Time. We observe the same holidays as the NYSE.

               ACCUMULATION UNITS

               We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation

 28 Janus Annuity - New York prospectus
               date. If you withdraw or transfer out of a subaccount, or if we assess a transfer or annual Contract charge, we subtract accumulation units from the subaccounts using the same method.

               Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new accumulation unit value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

                                         Janus Annuity - New York prospectus  29

4. INVESTMENT CHOICES
--------------------------------------------------------------------------------

               THE SEPARATE ACCOUNT

               The separate account currently consists of 13 subaccounts.

               JANUS ASPEN SERIES


               Each subaccount invests exclusively in the Institutional Shares of one portfolio of the Trust. Janus Capital Corporation serves as the investment adviser to each portfolio. The portfolios are listed below.


               Growth Portfolio
               Aggressive Growth Portfolio
               Capital Appreciation Portfolio
               Strategic Value Portfolio

               Core Equity Portfolio

               Balanced Portfolio

               Growth and Income Portfolio

               International Growth Portfolio
               Worldwide Growth Portfolio
               Global Life Sciences Portfolio
               Global Technology Portfolio
               Flexible Income Portfolio
               Money Market Portfolio

               The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to those of the portfolios offered by this prospectus.

               THERE IS NO ASSURANCE THAT A PORTFOLIO WILL ACHIEVE ITS STATED OBJECTIVE(S). MORE DETAILED INFORMATION, INCLUDING AN EXPLANATION OF EACH PORTFOLIO'S INVESTMENT OBJECTIVE, MAY BE FOUND IN THE TRUST'S CURRENT PROSPECTUSES, WHICH ARE ATTACHED TO THIS PROSPECTUS. YOU SHOULD READ THE PROSPECTUSES FOR THE TRUST CAREFULLY BEFORE YOU INVEST.

 30 Janus Annuity - New York prospectus

               Please contact our administrative office at 1-800-888-9818 (Monday-Friday 9:00 a.m.-6:00 p.m. Eastern Time) or visit our website (www.janus.com) to obtain an additional copy of the Trust prospectuses containing more complete information concerning the Trust and portfolios.


               We do not guarantee that each portfolio will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable laws, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers.

               THE FIXED ACCOUNT

               Purchase payments you allocate to and amounts you transfer to the fixed account become part of the general account of AUSA. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests in the general account is generally subject to the provisions of the 1933 Act or 1940 Act. AUSA has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relate to the fixed account.

               We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account interest rates. We establish the interest rate, at our sole discretion, for each purchase payment or transfer into the fixed account. Rates are guaranteed for at least one year.

               If you select the fixed account, your money will be placed with the other general assets of AUSA. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total

                                         Janus Annuity - New York prospectus  31
               interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

               When you request a transfer or partial withdrawal from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial withdrawals from the fixed account unless we consent.

               We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               TRANSFERS


               During the accumulation period, you may make transfers from any subaccount as often as you wish. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program.


               Transfers from the fixed account are allowed once each Contract year. We must receive written notice within 30 days after a Contract anniversary. The amount that may be transferred is the greater of: (1) 25% of the dollar amount in the fixed account, or
               (2) the amount you transferred out of the fixed account in the previous Contract year.


               During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. No transfers may be made to or from the fixed account after the


 32 Janus Annuity - New York prospectus
               maturity date. We may limit subaccount transfers to one per Contract year.


               Transfers may be made by telephone, subject to limitations described below under Telephone Transactions on page 35.

               If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.

               Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request at our administrative office, provided we receive your request before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request at our administrative office after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

               The Contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any purchase payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

               We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

               SYSTEMATIC EXCHANGES

               Systematic exchanges allows you to transfer systematically a specific amount each month from the fixed account, the Money

                                         Janus Annuity - New York prospectus  33

               Market subaccount, the Flexible Income subaccount, or any combination of these accounts to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer a minimum of $100 per exchange. To qualify, a minimum of $2,500 must be in each subaccount from which we make the transfer.

               There is no charge for this program. However, these transfers do count towards the 12 free transfers allowed during each Contract year.

               If you make systematic exchanges from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start systematic exchanges.

               By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Systematic exchanges do not guarantee a profit and it does not protect you from loss if market prices decline.

               We reserve the right to discontinue offering systematic exchanges 30 days after we send notice to you. Systematic exchanges are not available if you have elected the asset rebalancing program or if you elect to participate in any asset allocation service provided by a third party.

               ASSET REBALANCING PROGRAM

               During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing. To enter into asset rebalancing, please send a request form to the administrative office. To end participation in asset rebalancing, please call or write to the administrative office. Entrance to the asset rebalancing program is limited to once per Contract year. However, we will not rebalance if you are in systematic exchanges, if you are taking systematic partial withdrawals, if you elect to participate in any asset allocation service provided by a third

 34 Janus Annuity - New York prospectus
               party, or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

               To qualify for asset rebalancing, a minimum annuity value of $2,500 for an existing Contract, or a minimum initial purchase payment of $2,500 for a new Contract, is required. Any annuity value in the fixed account may not be included in the asset rebalancing program. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

               There is no charge for this program. However, each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

               We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

               TELEPHONE TRANSACTIONS

               You may make additional purchase payments, request transfers and change the allocation of additional purchase payments by telephone if you complete the appropriate form for telephone transfers.


               When you make an additional purchase by telephone, we will automatically debit your predesignated bank account for the requested amount. Call 1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M., Eastern Time) to request the proper form to be completed.



               To make telephone transfers, call 1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M., Eastern Time). You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.


               We cannot guarantee that telephone transactions will always be available. For example, our administrative office may be closed

                                         Janus Annuity - New York prospectus  35
               during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances.

               Telephone orders must be received before 4:00 P.M. Eastern Time to assure same-day pricing of the transaction. We may discontinue this option at any time.

 36 Janus Annuity - New York prospectus

5. EXPENSES
--------------------------------------------------------------------------------

               There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period.

               PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS

               During the accumulation period, you can withdraw part or all of the cash value. We will not deduct any withdrawal charges. Cash value is the annuity value less any applicable premium taxes.

               MORTALITY AND EXPENSE RISK CHARGE

               We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 0.50% of the average daily net assets that you have invested in each subaccount. This charge is deducted daily from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge during the income phase.

               If this charge does not cover our actual mortality and expense risk costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

               ADMINISTRATIVE CHARGE

               We deduct an annual administrative charge to cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.15% per year of the daily net assets that you have invested in each subaccount. This charge is deducted from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge

                                         Janus Annuity - New York prospectus  37
               during the income phase. This charge is guaranteed not to be increased.

               ANNUAL CONTRACT CHARGE

               We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary during the accumulation period. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct the charge to cover our costs of administering the Contract. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable.

               TRANSFER CHARGE

               You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Systematic exchange transfers and asset rebalancing are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.

               PREMIUM TAXES

               A premium tax is a regulatory tax that some states assess on the purchase payments made into a contract. New York does not currently assess premium taxes on the purchase payments you make.

               FEDERAL, STATE AND LOCAL TAXES

               We deduct charges from the Contract for any taxes we incur because of the Contract.

 38 Janus Annuity - New York prospectus

               PORTFOLIO MANAGEMENT FEES

               The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios of the Trust. These fees and expenses reduce the value of your portfolio shares. A description of these fees and expenses is found in the Annuity Contract Fee Table on page 14 of this prospectus and in the Trust prospectuses.

                                         Janus Annuity - New York prospectus  39

6. TAXES
--------------------------------------------------------------------------------

               NOTE: AUSA HAS PREPARED THE FOLLOWING INFORMATION ON FEDERAL INCOME TAXES AS A GENERAL DISCUSSION OF THE SUBJECT. IT IS NOT INTENDED AS TAX ADVICE TO ANY INDIVIDUAL. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR ABOUT YOUR OWN CIRCUMSTANCES. WE BELIEVE THAT THE CONTRACT QUALIFIES AS AN ANNUITY CONTRACT FOR FEDERAL INCOME TAX PURPOSES AND THE FOLLOWING DISCUSSIONS ASSUMES IT SO QUALIFIES. WE HAVE INCLUDED AN ADDITIONAL DISCUSSION REGARDING TAXES IN THE SAI.

               ANNUITY CONTRACTS IN GENERAL

               Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.

               Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract - qualified or nonqualified (discussed below).

               You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial withdrawal, complete surrender or as annuity payments.

               When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

               QUALIFIED AND NONQUALIFIED CONTRACTS

               If you purchase the Contract under an individual retirement annuity, your Contract is referred to as a qualified Contract.

               If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

 40 Janus Annuity - New York prospectus

               Because variable annuity contracts provide federal tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

               A qualified Contract may be used in connection with an:

               - INDIVIDUAL RETIREMENT ANNUITY (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

               There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on IRAs and the tax consequences associated with them in the SAI.

               PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS - NONQUALIFIED CONTRACTS

               In general, if you make a partial withdrawal or systematic partial withdrawal from your Contract, the Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a partial withdrawal, you are taxed on the amount of the withdrawal that is earnings. When you make a complete surrender, you are generally taxed on the amount that your surrender proceeds exceed your purchase payments, less amounts withdrawn which were not includable in gross income. Pledges and assignments are taxed in the same manner as partial withdrawals and complete surrenders. Different rules apply for annuity payments.

                                         Janus Annuity - New York prospectus  41

               In the event of a partial withdrawal or systematic partial withdrawal from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

               The Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

               - paid on or after the taxpayer reaches age 59 1/2;

               - paid after an owner dies;

               - paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

               - paid in a series of substantially equal payments made annually
                 (or more frequently) under a lifetime annuity;

               - paid under an immediate annuity; or

               - which come from purchase payments made prior to August 14,
                 1982.

               MULTIPLE CONTRACTS

               All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

 42 Janus Annuity - New York prospectus

               DIVERSIFICATION AND DISTRIBUTION REQUIREMENTS

               The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Qualified and nonqualified Contracts must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. We may modify the Contract to attempt to maintain favorable tax treatment.

               PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS - QUALIFIED CONTRACTS


               The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules providing that a penalty tax may be assessed on amounts distributed from the Contract prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.


               In the case of a partial withdrawal, systematic partial withdrawal, or complete surrender distributed to a participant or beneficiary under a qualified Contract (other than a Roth IRA as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

               Pledges and assignments of qualified Contracts are taxed in the same manner as withdrawals from such Contracts.

                                         Janus Annuity - New York prospectus  43

               TAXATION OF DEATH BENEFIT PROCEEDS

               We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

               - if distributed in a lump sum, these amounts are taxed in the same manner as a complete surrender; or

               - if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

               For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total purchase payments, less amounts received which were not includable in gross income.

               ANNUITY PAYMENTS

               Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts (other than a Roth IRA, as to which there are special rules), only a portion of the annuity payments you receive will be includable in your gross income.

               The excludable portion of each annuity payment you receive generally will be determined as follows:

               - Fixed payments - by dividing the "investment in the contract"
                 on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

               - Variable payments - by dividing the "investment in the
                 contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

               The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully

 44 Janus Annuity - New York prospectus
               recovered, the full amount of any additional annuity payments is includable in gross income.

               If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

               If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

               TRANSFERS, ASSIGNMENTS OR EXCHANGES OF CONTRACTS

               If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.



               POSSIBLE TAX LAW CHANGES

               Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.


               We have the right to modify the Contract to meet the requirements of any applicable federal or state laws or regulations, including legislative changes that could otherwise diminish the


                                         Janus Annuity - New York prospectus  45
               favorable tax treatment that annuity contract owners currently receive, subject to prior approval by the Superintendent of Insurance of the State of New York. We make no guarantee regarding the tax status of any Contract and do not intend that the above discussion be construed as tax advice.


 46 Janus Annuity - New York prospectus

7. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

               PARTIAL WITHDRAWALS AND COMPLETE SURRENDERS

               You can have access to the money in your Contract in several ways:

               - by making a withdrawal (either a partial withdrawal or complete surrender); or

               - by taking annuity payments.

               If you want to surrender your Contract completely, you will receive cash value, which equals the annuity value of your Contract minus any applicable premium taxes.

               The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for partial withdrawal or complete surrender at our administrative office, unless you specify a later date in your request.

               No partial withdrawal is permitted if the withdrawal would reduce the cash value below $2,500. You may not make partial withdrawals from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial withdrawal from each of the investment choices in proportion to your current purchase payment allocation instructions.

               Remember that any partial withdrawal you make will reduce the annuity value and might reduce the amount of the death benefit. See Section 9, Death Benefit, and the SAI for more details.

               Income taxes, federal tax penalties and certain restrictions may apply to any partial withdrawals or any complete surrender you make.

               We must receive a properly completed surrender request which must contain your original signature. We will accept telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by telephone is $50,000.

                                         Janus Annuity - New York prospectus  47

               When we incur extraordinary expenses, such as wire transfers or overnight mail expenses, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $25 for a wire transfer and $20 for an overnight delivery ($30 for Saturday delivery).

               For your protection, we will require a signature guarantee for:

               - all requests for partial withdrawals or complete surrenders over $500,000;

               - where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record; or

               - any request for a partial withdrawal or complete surrender within 30 days of an address change.

               All signature guarantees must be made by:

               - a national or state bank;

               - a member firm of a national stock exchange; or

               - any institution that is an eligible guarantor under SEC rules and regulations.

               Notarization is not an acceptable form of signature guarantee.


               If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any withdrawal. For more information, call us at 1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M., Eastern Time).


               DELAY OF PAYMENT AND TRANSFERS


               Payment of any amount due from the separate account for a partial withdrawal, a complete surrender, a death benefit, or on the death of the owner of a nonqualified Contract, will generally occur within seven days from the date all required information is


 48 Janus Annuity - New York prospectus
               received by us. We may be permitted to defer such payment from the separate account if:

               - the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or


               - an emergency exists as defined by the SEC or the SEC requires that trading be restricted; or



               - the SEC, by order, permits deferral for the protection of our
                 Contract owners.


               In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.


               We reserve the right to defer payment of transfers, partial withdrawals or complete surrenders and death benefits from the fixed account for up to six months.


               SYSTEMATIC PARTIAL WITHDRAWALS

               During the accumulation period, you can elect to receive regular payments from your Contract by using systematic partial withdrawals. Unless you specify otherwise, we will deduct systematic partial withdrawal amounts from each subaccount (and, if we consent, the fixed account) in proportion to your current purchase payment allocation instructions. Payments are made monthly, quarterly, semi-annually or annually, in equal payments of at least $200 ($50 if by direct deposit). Your initial purchase payment, if a new Contract, or your annuity value, if an existing Contract, must equal at least $2,500. We will not process a systematic partial withdrawal if the cash value for the entire Contract would be reduced below $25,000. No systematic partial withdrawals are permitted from the fixed account without our prior consent.

               There is no charge for taking systematic partial withdrawals. You may stop systematic partial withdrawals at any time, but we must receive written notice at least 30 days prior to the date systematic partial withdrawals are to be discontinued. We reserve the right to

                                         Janus Annuity - New York prospectus  49
               discontinue offering systematic partial withdrawals 30 days after we send you written notice.


               YOU CAN TAKE SYSTEMATIC PARTIAL WITHDRAWALS DURING THE ACCUMULATION PERIOD ONLY. ON THE MATURITY DATE, YOU MUST ANNUITIZE THE CONTRACT AND SYSTEMATIC PARTIAL WITHDRAWAL PAYMENTS MUST STOP.


               Income taxes, federal tax penalties and other restrictions may apply to any systematic partial withdrawal you receive.

 50 Janus Annuity - New York prospectus

8. PERFORMANCE
--------------------------------------------------------------------------------

               We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

               First, we may disclose standardized total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense charge, the administrative charge, and the annual Contract charge. These figures are based on the actual historical performance of the subaccounts investing in the underlying portfolios since their inception, adjusted to reflect current Contract charges.

               Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

               Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

               Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

               Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

                                         Janus Annuity - New York prospectus  51

9. DEATH BENEFIT
--------------------------------------------------------------------------------

               PAYMENTS ON DEATH

               We will pay a death benefit to your beneficiary, under certain circumstances, if you are both an owner and annuitant, and you die during the accumulation period. The beneficiary may choose to receive payment under a life annuity payment option; to continue the Contract in the accumulation period for a specified number of years; or to receive a lump sum distribution.


               If the beneficiary does not choose one of these options, then the default option for nonqualified Contracts is 5 years, and the default option for IRAs and Roth IRAs is life expectancy. Please see Alternate Payment Elections Before the Maturity Date on page for details.


               BEFORE THE MATURITY DATE. Payment of a death benefit depends on the status of the person who dies, as shown below:


   ------------------------------------------------------------------------------------
   PERSON WHO DIES BEFORE MATURITY DATE                      BENEFIT
   ------------------------------------------------------------------------------------
   If an owner and the annuitant are the      Then, the DEATH BENEFIT will be paid
   SAME person, and that person dies:         to the beneficiaries,(1)(2) or the
                                              surviving spouse may, in some cases,
                                              continue the Contract.(3)
   ------------------------------------------------------------------------------------

   If the surviving spouse who continued      Then, we pay the death benefit to the
   the Contract dies:                         beneficiaries, if surviving,
                                              otherwise to the surviving spouse's
                                              estate.
   ------------------------------------------------------------------------------------

   If an owner and the annuitant are NOT      Then, the owner becomes the annuitant
   the same person, and the annuitant         and the Contract continues.
   dies first:
   ------------------------------------------------------------------------------------

   If an owner and the annuitant are NOT      Then, the beneficiary(1)(4)(5)(6)
   the same person, and an owner dies         named by the deceased owner receives
   first:                                     the cash value.
   ------------------------------------------------------------------------------------


(1) The Code requires that payment to the beneficiaries be made in a certain manner and within certain strict timeframes. We discuss these timeframes in Alternate Payment Elections Before the Maturity Date, below.

 52 Janus Annuity - New York prospectus

(2) If neither the surviving spouse nor any beneficiary is alive on the death report day, then the death benefit is paid to the owner's estate. If the sole beneficiary was living on the owner's date of death but died before the death report day, the death benefit is paid to the owner's estate, not to the beneficiary's estate.

(3) If the only beneficiary is an owner's surviving spouse, then the surviving spouse may elect to continue the Contract as the new owner and annuitant.


(4) If the beneficiary is alive and is the deceased owner's surviving spouse, then the Contract will continue indefinitely with the spouse as the new owner.



(5) If the beneficiary is alive, but is not the deceased owner's spouse at the time of death, then the beneficiary must receive the cash value in the manner and within the timeframes discussed below in Alternate Payment Elections Before the Maturity Date.



(6) If no beneficiary is alive, the owner's estate will become the new owner and the cash value must be distributed within 5 years of the deceased owner's death.


               Different rules apply if the owner is not a natural person. Please consult the SAI or your Contract more details.

               AFTER THE MATURITY DATE. The death benefit paid after the start of annuity payments depends upon the annuity option you selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 22 and 23. Not all payment options provide for a death benefit.

               If an annuitant dies on or after the start of annuity payments, the remaining portion of any interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the annuitant's death.

               AMOUNT OF DEATH BENEFIT DURING THE ACCUMULATION PERIOD

               The death benefit may be paid as a lump sum; as substantially equal payments while the Contract continues in the accumulation period for a specified number of years; or as annuity payments, but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

                                         Janus Annuity - New York prospectus  53

               If an owner who is the annuitant dies during the accumulation period and if a death benefit is payable, the death benefit will be the greater of:

               - the annuity value of your Contract on the death report day; or

               - the total purchase payments you make to the Contract, reduced by partial withdrawals.

               ALTERNATE PAYMENT ELECTIONS BEFORE THE MATURITY DATE

               The beneficiary may elect to receive the death benefit in a lump sum payment, or to receive payment:

               1. within 5 years of the date of the owner's death;

               2. as substantially equal payments, over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the owner's death; or

               3. under a life annuity payout option, with payments starting within one year of the owner's death.

               Multiple beneficiaries may choose individually among any of the three options.

               If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to option 1 above. See the SAI for more details.


               These Alternate Payment Elections do not apply if the sole beneficiary is the surviving spouse of the deceased owner who continues the Contract. These Alternate Payment Elections do apply when we pay the cash value to the beneficiary on the death of an owner who is not the annuitant. When an owner who is not


 54 Janus Annuity - New York prospectus
               the annuitant dies, we do not increase the annuity value to equal the death benefit.

                                         Janus Annuity - New York prospectus  55

10. OTHER INFORMATION
--------------------------------------------------------------------------------

               OWNERSHIP

               You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer ownership (subject to any assignee or irrevocable beneficiary's consent). You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

               ANNUITANT

               The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

               BENEFICIARY


               The beneficiary is the person who receives the death benefit when an owner who is also the annuitant dies. If an owner who is not the annuitant dies before the annuitant and the beneficiary is not the owner's spouse, the beneficiary will become the new owner and receive the cash value. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if the owner who is the annuitant dies, and no beneficiary is alive on the death report day, the owner's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.


 56 Janus Annuity - New York prospectus

               ASSIGNMENT

               You can also assign the Contract any time prior to the maturity date. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract and such assignments may be subject to tax penalties and taxed as distributions under the Code.

               AUSA LIFE INSURANCE COMPANY, INC.

               AUSA was incorporated on October 3, 1947 under the name Zurich Life Insurance Company under the laws of New York. AUSA is subject to regulation by the Superintendent of Insurance of New York as well as by the insurance departments of all other states and jurisdictions in which it does business. It is engaged in the business of writing life insurance policies and annuity contracts. AUSA is wholly owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly owned indirectly by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. AUSA is licensed to sell insurance in 49 states, including New York, and in the District of Columbia.

               THE SEPARATE ACCOUNT


               AUSA established a separate account, called the AUSA Series Annuity Account B, under the laws of the State of New York on October 24, 1994. The separate account is divided into subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 13 subaccounts offered


                                         Janus Annuity - New York prospectus  57
               through this Contract. AUSA may add, delete or substitute subaccounts or investments held by the subaccounts, and we reserve the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by AUSA.

               The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or AUSA.

               The assets of the separate account are held in AUSA's name on behalf of the separate account and belong to AUSA. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business AUSA may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

               Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

               EXCHANGES

               You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old contract, and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax, and possibly a penalty tax, on

 58 Janus Annuity - New York prospectus
               the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest.

               VOTING RIGHTS

               AUSA will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

               DISTRIBUTION OF THE CONTRACTS

               AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. Like AUSA, it is an indirect wholly owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. More information about AFSG is available at www.nasdr.com or by calling 1-800-289-9999.

               There are no sales commissions payable upon the sale of Contracts. The offering of Contracts will be made on a continuous basis.

                                         Janus Annuity - New York prospectus  59

               NON-PARTICIPATING CONTRACT

               The Contract does not participate or share in the profits or surplus earnings of AUSA. No dividends are payable on the Contract.

               IMSA

               We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

               LEGAL PROCEEDINGS

               AUSA, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement or on AUSA's ability to meet its obligations under the Contract.

               FINANCIAL STATEMENTS

               The financial statements of AUSA are included in the SAI. There are no financial statements for the separate account as of the date of this prospectus.

 60 Janus Annuity - New York prospectus

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

               Definitions of Special Terms
               The Contract - General Provisions
               Certain Federal Income Tax Consequences
               Investment Experience
               Historical Performance Data
               Published Ratings
               Administration
               Records and Reports
               Distribution of the Contracts
               Other Products
               Custody of Assets
               Legal Matters
               Independent Auditors
               Other Information
               Financial Statements

               Inquiries and requests for an SAI should be directed to:

               AUSA Life
               Administrative Office
               Attention: Annuity Department
               P.O. Box 9054
               Clearwater, Florida 33758-9054

               1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M.,

               Eastern Time)

                                         Janus Annuity - New York prospectus  61

APPENDIX A
--------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

               The subaccounts available under this Contract have not yet commenced operations. Therefore, there is no history of accumulation unit values for the subaccounts.

 62 Janus Annuity - New York prospectus

APPENDIX B
--------------------------------------------------------------------------------

HISTORICAL PERFORMANCE DATA

               STANDARDIZED PERFORMANCE DATA

               We may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance. Because the separate account has not commenced operations as of the date of this prospectus, there is no standardized performance for the subaccounts.

               MONEY MARKET SUBACCOUNT. The yield of the Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

               OTHER SUBACCOUNTS. The YIELD of a subaccount, other than the Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

               The TOTAL RETURN of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges.

                                         Janus Annuity - New York prospectus  63

               The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period. We do not show performance for subaccounts in operation for less than 6 months.

               The yield and total return calculations for a subaccount are not reduced by any applicable premium taxes. For additional information regarding yields and total returns, please refer to the SAI.

               NON-STANDARDIZED PERFORMANCE DATA

               In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

               We may from time to time also advertise or disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or annuity payments.

               All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

               ADJUSTED HISTORICAL PORTFOLIO PERFORMANCE DATA

               We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance would include data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed

 64 Janus Annuity - New York prospectus
               under the Contract. This data is not intended to indicate future performance.

               ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS OF THE
               PORTFOLIOS

               Based on the method of calculation described in the SAI, the adjusted historical average annual total returns of the portfolios for periods from inception of the underlying portfolios to December 31, 2000, and for the one, five and ten-year periods ended December 31, 2000 are shown in Table 1 below. Although the Contract and the subaccounts did not exist during the periods shown in Table 1, the returns of the portfolios shown have been adjusted to reflect current charges imposed under the Contract. Total returns shown in Table 1 reflect deductions of 0.50% for the mortality and expense risk charge, 0.15% for the administrative charge and $30 for the annual Contract charge. (Based on an anticipated average Contract size of $10,000, the annual Contract charge translates into a charge of 0.30%.)


   ---------------------------------------------------------------------------------------
   TABLE 1
   ADJUSTED HISTORICAL AVERAGE ANNUAL TOTAL RETURNS OF THE PORTFOLIOS
   (Total Separate Account Annual Expenses: 0.65%)
   ---------------------------------------------------------------------------------------
                                1 Year    3 Years    5 Years    Inception of    Portfolio
                                Ended      Ended      Ended     the Portfolio   Inception
   Portfolio                   12/31/00   12/31/00   12/31/00    to 12/31/00       Date
   ---------------------------------------------------------------------------------------
   Growth                      (15.15)%    17.79%     18.55%       17.20 %      09/13/1993
   Aggressive Growth           (32.29)%    26.42%     19.35%       21.58 %      09/13/1993
   Capital Appreciation        (18.75)%    28.36%        N/A       30.63 %      05/01/1997
   Strategic Value(2)               N/A       N/A        N/A       (0.29)%      05/01/2000
   Core Equity                  (8.71)%    23.07%        N/A       28.35 %      05/01/1997
   Balanced                     (2.96)%    17.66%     17.89%       16.33 %      09/13/1993
   Growth and Income           (14.70)%       N/A        N/A       23.54 %      05/01/1998
   International Growth        (16.53)%    20.71%     22.58%       19.41 %      05/02/1994
   Worldwide Growth            (16.26)%    20.52%     22.15%       21.38 %      09/13/1993
   Global Life Sciences(2)          N/A       N/A        N/A       14.90 %      05/01/2000
   Global Technology(2)             N/A       N/A        N/A      (31.62)%      05/01/2000
   Flexible Income               5.51 %     4.87%      6.77%        7.39 %      09/13/1993
   Money Market(1)               5.55 %     4.81%      4.62%        4.61 %      05/01/1995
   ---------------------------------------------------------------------------------------


(1) Yield more closely reflects the current earnings of the Money Market subaccount than its total return.
(2) Not annualized.

                                         Janus Annuity - New York prospectus  65

                                     PART B

                            INFORMATION REQUIRED IN A
                       STATEMENT OF ADDITIONAL INFORMATION

                                  [JANUS LOGO]
                           JANUS  ANNUITY - NEW YORK
                                VARIABLE ANNUITY
                      STATEMENT OF ADDITIONAL INFORMATION


                                 Issued through
                         AUSA Series Annuity Account B

                                   Offered by
                       AUSA LIFE INSURANCE COMPANY, INC.
                             Administrative Office:
                                 P.O. Box 9054
                         Clearwater, Florida 33758-9054
                       Please send all purchase payments,
         correspondence and notices to the administrative office only.

                                  Home Office:
                             4 Manhattanville Road
                            Purchase, New York 10577


      , 2002


This Statement of Additional Information ("SAI") is not a prospectus and should be read only in conjunction with the prospectus for the Contract and the AUSA Series Annuity Account B.

This SAI expands upon subjects discussed in the current prospectus for the Janus Annuity - New York variable annuity offered by AUSA Life Insurance Company, Inc.
You may obtain a copy of the prospectus dated        , 2002, by calling
1-800-888-9818 (Monday-Friday, 9:00 A.M.-6:00 P.M., Eastern Time), or by writing to the administrative office, AUSA Life, P.O. Box 9054, Clearwater, Florida 33758-9054. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this SAI.

TABLE OF CONTENTS
--------------------------------------------------------------------------------

                DEFINITIONS OF SPECIAL TERMS................................    2
                THE CONTRACT - GENERAL PROVISIONS...........................    5
                   Owner....................................................    5
                   Entire Contract..........................................    5
                   Misstatement of Age or Gender............................    5
                   Addition, Deletion or Substitution of Investments........    5
                   Annuity Payment Options..................................    6
                   Death Benefit............................................    7
                   Assignment...............................................    9
                   Proof of Age, Gender and Survival........................    9
                   Non-Participating........................................    9
                CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................   10
                   Tax Status of the Contract...............................   10
                   Taxation of AUSA.........................................   12
                INVESTMENT EXPERIENCE.......................................   13
                   Accumulation Units.......................................   13
                   Accumulation Unit Value..................................   13
                   Annuity Unit Value and Annuity Payment Rates.............   14
                HISTORICAL PERFORMANCE DATA.................................   17
                   Money Market Yields......................................   17
                   Other Subaccount Yields..................................   18
                   Total Returns............................................   18
                   Other Performance Data...................................   19
                   Advertising and Sales Literature.........................   19
                PUBLISHED RATINGS...........................................   21
                ADMINISTRATION..............................................   21
                RECORDS AND REPORTS.........................................   21
                DISTRIBUTION OF THE CONTRACTS...............................   22
                OTHER PRODUCTS..............................................   22
                CUSTODY OF ASSETS...........................................   22
                LEGAL MATTERS...............................................   23
                INDEPENDENT AUDITORS........................................   23
                OTHER INFORMATION...........................................   23
                FINANCIAL STATEMENTS........................................   24

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------

accumulation period     The period between the Contract date and the maturity
                        date while the Contract is in force.

accumulation unit value An accounting unit of measure we use to calculate subaccount values during the accumulation period.


administrative office   Our administrative office and mailing address is P.O.
                        Box 9054, Clearwater, Florida 33758-9054 (8550 Ulmerton
                        Road, Suite 101, Largo, Florida 33771 for overnight deliveries). Our street address is 570 Carillon Parkway, St. Petersburg, Florida 33716. Our phone number is
                        1-800-888-9818. PLEASE SEND ALL PURCHASE PAYMENTS,
                        CORRESPONDENCE AND NOTICES TO OUR ADMINISTRATIVE OFFICE
                        AND MAILING ADDRESS.


age The issue age, which is the annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this SAI, it has the same meaning as "attained age" in the Contract.

annuitant               The person you named in the application (or later
                        changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.

annuity unit value      An accounting unit of measure we use to calculate
                        annuity payments from certain subaccounts after the maturity date.

annuity value           The sum of the separate account value and the fixed
                        account value at the end of any valuation period.

AUSA
  (we, us, our)         AUSA Life Insurance Company, Inc.

beneficiary(ies)        The person(s) you elect to receive the death benefit
                        proceeds under the Contract.

cash value              The annuity value less any applicable premium taxes.

Code                    The Internal Revenue Code of 1986, as amended.


Contract date           The later of the date on which the initial purchase
                        payment is received, or the date that the properly completed application is received, at AUSA's administrative office. We measure Contract years, Contract months and Contract anniversaries from the Contract date.


death report day        The valuation date on which we have received both proof
                        of death of the owner who is the annuitant and your beneficiary's election regarding payment.

fixed account           An option to which you can direct your money under the
                        Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account.

fixed account value     During the accumulation period, your Contract's value
                        allocated to the fixed account.

home office             Our home office address is 4 Manhattanville Road,
                        Purchase, New York 10577. PLEASE DO NOT SEND ANY MONEY,
                        CORRESPONDENCE OR NOTICES TO THIS ADDRESS; PLEASE SEND
                        THEM TO THE ADMINISTRATIVE OFFICE.

in force Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date           The date on which the accumulation period ends and
                        annuity payments begin. The latest maturity date is the Contract anniversary nearest the annuitant's 90th birthday.

NYSE                    New York Stock Exchange.

nonqualified Contracts  Contracts issued other than in connection with retirement plans.

owner
  (you, your)           The person(s) entitled to exercise all rights under the
                        Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

portfolio               A separate investment portfolio of the Trust.

purchase payments       Amounts paid by an owner or on the owner's behalf to
                        AUSA as consideration for the benefits provided by the Contract. When we use the term "purchase payment" in this SAI, it has the same meaning as "net payment" in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts     Contracts issued in connection with retirement plans
                        that qualify for special federal income tax treatment under the Code.



separate account        AUSA Series Annuity Account B, a unit investment trust
                        consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of the Trust.

separate account value  During the accumulation period, your Contract's value in the separate account, which equals the sum of the values in each subaccount.

subaccount              A subdivision of the separate account that invests
                        exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

surrender               The termination of a Contract at the option of the
                        owner.

Trust Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/
  business day          Each day on which the NYSE is open for trading, except
                        when a subaccount's corresponding portfolio does not value its shares. AUSA is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.

valuation period        The period of time over which we determine the change in
                        the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE
                        (currently 4:00 p.m. Eastern

                        Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

THE CONTRACT - GENERAL PROVISIONS
--------------------------------------------------------------------------------

          In order to supplement the description in the prospectus, the following provides additional information about AUSA and the Contract, which may be of interest to a prospective purchaser.

OWNER

          The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with AUSA's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary.

          The owner may change the ownership of the Contract in a written notice. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

          When there is a change of owner, the change will take effect as of the date AUSA accepts the written notice. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing the owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

          The Contract and any endorsements thereon and the Contract application constitute the entire contract between AUSA and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

          If the age or gender of the annuitant has been misstated, AUSA will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment AUSA makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment AUSA makes due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof AUSA finds satisfactory.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

          We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any of the portfolios of the Trust and to substitute shares of another portfolio of the Trust (or of another open-end registered investment company), if the shares of a portfolio are no longer available for investment or, if in our judgment, further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner's interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the "SEC") to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law.

          We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of the Trust, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of AUSA, marketing, tax or other investment conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by AUSA. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or other investment conditions warrant.

          In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

          We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of AUSA's domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

          During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under payment Option D, as Variable Life Income with 10 years of guaranteed payments.

          Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date, which cannot be changed thereafter and will remain in effect until the Contract terminates. If a separate account annuity option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract's existing allocation options will remain in effect until the Contract terminates. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.


          DETERMINATION OF THE FIRST VARIABLE AND FIXED PAYMENT. The amount of the first variable and fixed annuity payment is determined by multiplying the annuity proceeds times the appropriate rate for the annuity option selected. The rates are based on the Society of Actuaries "Annuity 2000" (male, female, and unisex if required by law) Mortality Table with Projection Scale G, and variable rates are based on a 5% effective annual assumed investment return. Neither expenses actually incurred, other than taxes on the investment return, nor mortality actually experienced, shall adversely affect the dollar amount of variable annuity payments after such payments have commenced.

          The amount of the first annuity payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, at the maturity date, adjusted as follows:


                Maturity Date                 Adjusted Age
                --------------------------------------------------------------
                Before 2010                   Actual Age
                2010 -- 2019                  Actual Age minus 1
                2020 -- 2026                  Actual Age minus 2
                2027 -- 2033                  Actual Age minus 3
                2034 -- 2040                  Actual Age minus 4
                After 2040                    As determined by AUSA

          This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

          DETERMINATION OF ADDITIONAL VARIABLE PAYMENTS. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

DEATH BENEFIT

          DEATH OF OWNER. Federal tax law requires that if any owner dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) an owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences on page 10 for a detailed description of these rules. Other rules may apply to qualified Contracts.

          If an owner is not the annuitant and dies before the annuitant:

          - if no beneficiary is named and alive on the death report day, the owner's estate will become the new owner. The cash value must be distributed within five years of the former owner's death;

          - if the beneficiary is alive and is the owner's spouse, the Contract will continue with the spouse as the new owner; or

          - if the beneficiary is alive and is not the owner's spouse, the beneficiary will become the new owner. The cash value must be distributed either:

           - within five years of the former owner's death; or

           - over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner's death; or

           - over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner's death.

          DEATH OF ANNUITANT. Due proof of death of the annuitant is proof that the annuitant died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options, unless a settlement agreement is effective at the owner's death preventing such election.


          If the annuitant who is not an owner dies during the accumulation period and the owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. If the annuitant dies during the accumulation period and an owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary.

          If the annuitant who is an owner dies before maturity date, and the beneficiary is not the deceased annuitant's spouse, (1) the death benefit must be distributed within five years of the date of the annuitant/ deceased owner's death, or (2) payments must begin no later than one year after the annuitant/deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/ deceased owner's death. If the sole beneficiary is the annuitant/deceased owner's surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences on page 10.)

          If the beneficiary elects to receive the death benefit proceeds under option (1), then: (a) we will allow the beneficiary to make only ONE partial withdrawal during the 5 year period. That partial withdrawal must be made at the time option (1) is elected; (b) we will allow the beneficiary to make ONE transfer to and from the subaccounts and the fixed account during the five-year period. That transfer must be made at the time option (1) is elected; (c) we will deduct the annual Contract charge each year during the five-year period; (d) we will not permit annuitization at the end of the five-year period; and (e) if the beneficiary dies during the five-year period, we will pay the remaining value of the Contract first to the contingent beneficiary named by the owner. If no contingent beneficiary is named, then we will make payments to the beneficiary's estate. The beneficiary is not permitted to name his or her own beneficiary, unless the Contract is an IRA.

          BENEFICIARY. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary during the annuitant's lifetime by sending written notice to us. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice. We will not be liable for any payment made before the written notice is received at our administrative office. Unless we receive written notice from the owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary's creditors.

ASSIGNMENT

          During the annuitant's lifetime and prior to the maturity date (subject to any irrevocable beneficiary's rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our administrative office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.


          With regard to qualified Contracts, any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.


PROOF OF AGE, GENDER, AND SURVIVAL

          We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

          The Contract will not share in AUSA's surplus earnings; no dividends will be paid.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

          THE FOLLOWING SUMMARY DOES NOT CONSTITUTE TAX ADVICE. IT IS A GENERAL DISCUSSION OF CERTAIN OF THE EXPECTED FEDERAL INCOME TAX CONSEQUENCES OF INVESTMENT IN AND DISTRIBUTIONS WITH RESPECT TO A CONTRACT, BASED ON THE INTERNAL REVENUE CODE OF 1986, AS AMENDED, PROPOSED AND FINAL TREASURY REGULATIONS THEREUNDER, JUDICIAL AUTHORITY, AND CURRENT ADMINISTRATIVE RULINGS AND PRACTICE. THIS SUMMARY DISCUSSES ONLY CERTAIN FEDERAL INCOME TAX CONSEQUENCES TO "UNITED STATES PERSONS," AND DOES NOT DISCUSS STATE, LOCAL, OR FOREIGN TAX CONSEQUENCES. UNITED STATES PERSONS MEANS CITIZENS OR RESIDENTS OF THE UNITED STATES, DOMESTIC CORPORATIONS, DOMESTIC PARTNERSHIPS AND TRUSTS OR ESTATES THAT ARE SUBJECT TO UNITED STATES FEDERAL INCOME TAX REGARDLESS OF THE SOURCE OF THEIR INCOME.

TAX STATUS OF THE CONTRACT

          The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

          DIVERSIFICATION REQUIREMENTS. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. sec. 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the Trust and its portfolios, intends to comply with the diversification requirements of the Treasury.

          Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified Contracts from application of the diversification rules, the investment vehicle for AUSA's qualified contracts (i.e., the Trust) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified Contracts as well as qualified Contracts.

          OWNER CONTROL. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular subaccounts without being treated as owners of underlying assets."

          The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more subaccounts in which to allocate purchase payments and annuity values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the separate account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the separate account.

          DISTRIBUTION REQUIREMENTS. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the Contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the Contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.


          WITHHOLDING. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us.


          QUALIFIED CONTRACTS. The qualified Contract is designed for use with IRAs and Roth IRAs. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

          We make no attempt to provide more than general information about use of the Contract with IRAs and Roth IRAs. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.


          INDIVIDUAL RETIREMENT ANNUITIES. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) subject to special rules, the total purchase payments for any tax year on behalf of any individual may not exceed $3,000 for 2002 ($3,500 if age 50 or older by the end of the calendar year), except in the case of a rollover amount or contribution under section
          408(d) (3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner; (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. No regular contributions may be made. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

          No part of the funds for an IRA, including a Roth IRA, may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract.


          ROTH INDIVIDUAL RETIREMENT ANNUITIES (ROTH IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $3,000 for 2002 ($3,500 if age 50 or older by the end of the calendar year). Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.


TAXATION OF AUSA

          AUSA at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

INVESTMENT EXPERIENCE
--------------------------------------------------------------------------------

ACCUMULATION UNITS

          Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the Trust less any applicable charges or fees.

          Upon allocation to the selected subaccount of the separate account, purchase payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount's value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

          The number of units that your Contract has in each subaccount is equal to:

          1. The initial units purchased on the Contract date; plus

          2. Units purchased at the time additional purchase payments are allocated to the subaccount; plus

          3. Units purchased through transfers from another subaccount or the fixed account; minus

          4. Any units that are redeemed to pay for partial withdrawals; minus

          5. Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus

          6. Any units that are redeemed to pay the annual Contract charge, any applicable premium taxes and any transfer charge.

          The value of an accumulation unit was arbitrarily established at $10.00 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE, on each day the NYSE is open.

ACCUMULATION UNIT VALUE

          The accumulation unit value will vary from one valuation period to the next depending on the investment results experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is the result of:

          1. The total value of the assets held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of shares of the designated Trust portfolio owned by the subaccount times the portfolio's net asset value per share; minus

          2. The accrued daily percentage for the mortality and expense risk charge and the administrative charge multiplied by the net assets of the subaccount; minus

          3. The accrued amount of reserve for any taxes that are determined by us, subject to prior approval by the Superintendent of Insurance of New York State, to have resulted from the investment operations of the subaccount; divided by

          4. The number of outstanding units in the subaccount prior to the purchase or redemption of any units on that date.

          During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 0.50% of net assets for each day in the valuation period and compensates us for certain mortality and expense risks. The administrative charge is deducted at an annual rate of 0.15% of net assets for each day in the valuation period and compensates us for certain administrative expenses. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

          The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

          (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;

          (b) is the net investment factor for that subaccount for the valuation period; and

          (c) is the investment result adjustment factor for the valuation period.

          The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

          The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

          (i) is the result of:

               (1) the net asset value of a portfolio share held in that
                   subaccount determined at the end of the current valuation period; plus

               (2) the per share amount of any dividend or capital gain
                   distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

               (3) a per share charge or credit for any taxes reserved for which we determine to have resulted from the investment operations of the subaccount.

          (ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

          (iii) is a factor representing the mortality and expense risk charge and the administrative charge. This factor is equal, on an annual basis, to 0.65% of the daily net asset value of the portfolio share held in that subaccount.

          The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

          The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. See Annuity Payment Options - Determination of the First Variable Payment on page 6, which contains a table for determining the adjusted age of the annuitant.

                   ILLUSTRATION OF CALCULATIONS FOR ANNUITY UNIT VALUE
                              AND VARIABLE ANNUITY PAYMENTS

               FORMULA AND ILLUSTRATION FOR DETERMINING ANNUITY UNIT VALUE

          Annuity unit value = ABC

          Where: A = Annuity unit value for the immediately preceding valuation period.
                     Assume................................................ = $X

                 B = Net investment factor for the valuation period for which the annuity unit value is being calculated.
                     Assume............................................... =   Y

                 C = A factor to neutralize the assumed interest rate of 5%
                     built into the annuity tables used.
                     Assume............................................... =   Z

          Then, the annuity unit value is: $XYZ = $Q

                    FORMULA AND ILLUSTRATION FOR DETERMINING AMOUNT OF
                          FIRST MONTHLY VARIABLE ANNUITY PAYMENT

                                                            AB
                First monthly variable annuity payment =  ------
                                                          $1,000

          Where: A = The annuity value as of the maturity date.
                     Assume................................................ = $X

                 B = The annuity purchase rate per $1,000 based upon the option selected, the gender and adjusted age of the annuitant according to the tables contained in the Contract.
                     Assume................................................ = $Y

                                                                     $XY
                Then, the first monthly variable annuity payment =  -----   =   $Z
                                                                    1,000

           FORMULA AND ILLUSTRATION FOR DETERMINING THE NUMBER OF ANNUITY UNITS
                   REPRESENTED BY EACH MONTHLY VARIABLE ANNUITY PAYMENT

                                            A
                Number of annuity units =   -
                                            B

          Where: A = The dollar amount of the first monthly variable annuity payment.
                     Assume................................................ = $X

                 B = The annuity unit value for the valuation date on which the first monthly payment is due.
                     Assume................................................ = $Y

                                                     $X
                Then, the number of annuity units =  ---  = Z
                                                     $Y

HISTORICAL PERFORMANCE DATA
--------------------------------------------------------------------------------

MONEY MARKET YIELDS

          YIELD. When available, the yield quotation that will be set forth in the prospectus for the Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

          EFFECTIVE YIELD. When available, the effective yield quotation for the Money Market subaccount that will be set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

                  EFFECTIVE YIELD = {(BASE PERIOD RETURN + 1}(365/7)) - 1

          The effective yield is shown at least to the nearest hundredth of one percent.

          HYPOTHETICAL CHARGE. For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract. No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the Money Market subaccount and the Trust are excluded from the calculation of yield.

          The yield on amounts held in the Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of portfolio securities held by the Money Market portfolio and its operating expenses.

OTHER SUBACCOUNT YIELDS

          When available the yield quotations for all of the subaccounts, except the Money Market subaccount, representing the accumulation period that will be set forth in the prospectus will be based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:

                                         [( a-b     )(6)   ]
                         YIELD = 2       [( --- + 1 )   - 1]
                                         [(  cd     )      ]

                Where:  a =  net investment income earned during the period by the corresponding portfolio of the Trust attributable to shares owned by the subaccount.
                        b =  expenses accrued for the period (net of reimbursement).
                        c =  the average daily number of units outstanding during the period.
                        d =  the maximum offering price per unit on the last day of the period.

          For purposes of the yield quotations for all of the subaccounts, except the Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The calculations do not take into account any premium taxes (not currently charged in New
          York) or any transfer charges.

          The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

          When available the total return quotations that will be set forth in the prospectus for all of these subaccounts, except the Money Market subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, three, five, and ten-year periods, (or, while a subaccount has been in existence for a period of less than one, three, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the first date any subaccount investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equal the initial amount invested to the ending redeemable value, adjusted to reflect current subaccount charges, according to the following formula:

                                    P(1 + T)(n) = ERV

                Where:  P =     a hypothetical initial payment of $1,000.
                        T =     average annual total return.
                        n =     number of years.
                        ERV =   ending redeemable value of a hypothetical $1,000 payment
                                made at the beginning of each period at the end of each
                                period.

          For purposes of the total return quotations for all of the subaccounts, except the Money Market subaccount, the calculations will take into account all fees that are charged under the Contract to all owner accounts during the accumulation period. Such fees include the mortality and expense risk charge of

          0.50%, the administrative charge of 0.15%, and the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The calculations do not reflect any deduction for premium taxes or any transfer charges that may be applicable to a particular Contract.

OTHER PERFORMANCE DATA

          We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be reduced by all the fees and charges under the Contract and that the data may be presented for different time periods and for different purchase payment amounts. NON-STANDARDIZED PERFORMANCE DATA WILL ONLY BE DISCLOSED IF STANDARDIZED PERFORMANCE DATA FOR THE REQUIRED PERIODS IS ALSO DISCLOSED.

          We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios. We calculate cumulative total returns according to the following formula:

                                      (1 + T)(n) - 1

          Where:             T and n are the same values as above.

          In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

          For instance, we may disclose average annual total returns for the portfolios reduced by all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 0.50%, the administrative charge of 0.15% and the $30 annual Contract charge (based on anticipated average Contract size of $10,000, the annual Contract charge translates into a charge of 0.30%).

ADVERTISING AND SALES LITERATURE

          From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance, (2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

          When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of purchase payments made on a "before tax" basis through a tax-qualified plan with those made on an "after tax" basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of purchase payments.

          As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

PUBLISHED RATINGS
--------------------------------------------------------------------------------


          We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Rating Services, Moody's Investors Service, Inc. and Fitch IBCA, Duff & Phelps Credit Rating Co. A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Fitch IBCA, Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance contracts in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-contract obligations such as debt or commercial paper obligations. These ratings do not apply to the separate account, its subaccounts, the Trust or its portfolios, or to their performance.


ADMINISTRATION
--------------------------------------------------------------------------------

          AUSA performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

RECORDS AND REPORTS
--------------------------------------------------------------------------------

          All records and accounts relating to the separate account will be maintained by AEGON/Transamerica Services, Inc. As presently required by the 1940 Act and regulations promulgated thereunder, AUSA will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. The reports will also show any other information required by the laws or regulations of the state in which the Contract is issued. Contract owners will also receive confirmation of each financial transaction including: purchase payments, transfers, partial withdrawals, and a complete surrender and any other reports required by law or regulation.

DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

          AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and, is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.

          There are no sales commissions payable upon the sale of Contracts. The offering of the Contracts is continuous and AUSA does not anticipate discontinuing the offering of the Contracts. However, AUSA reserves the right to do so at any time.

OTHER PRODUCTS
--------------------------------------------------------------------------------

          In the future, AUSA may make other variable annuity contracts available that are funded through other separate accounts. These variable annuity contracts may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS
--------------------------------------------------------------------------------

          The assets of the separate account are held by AUSA. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. AEGON/Transamerica Services, Inc. maintains records of all purchases and redemptions of shares of the Trust. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including AUSA. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

LEGAL MATTERS
--------------------------------------------------------------------------------

          Sutherland Asbill & Brennan LLP has provided advice on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and AUSA's right to issue the Contracts under New York insurance law, have been passed upon by Robert F. Colby, Esq., Vice President and Assistant Secretary of AUSA.

INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

          The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to AUSA for the year ended December 31, 2000. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

          There are no financial statements for the separate account as of the date of the prospectus and this SAI.

OTHER INFORMATION
--------------------------------------------------------------------------------

          A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          The values of an owner's interest in the separate account will be affected solely by the investment results of the selected subaccount(s). AUSA's financial statements which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.


          Financial statements for AUSA for the nine months ended September 30, 2001 (unaudited), the years ended December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been prepared on the basis of statutory accounting principles, rather than accounting principles generally accepted in the United States.


          There are no financial statements for the separate account as of the date of the prospectus and this SAI.

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

AUSA LIFE INSURANCE COMPANY, INC.

          Report of Independent Auditors dated February 15, 2001

          Statutory-basis balance sheets at December 31, 2000 and 1999

          Statutory-basis statements of operations for the years ended December 31, 2000, 1999 and 1998

          Statutory-basis statements of changes in capital and surplus for the years ended December 31, 2000, 1999 and 1998

          Statutory-basis statements of cash flow for the years ended December 31, 2000, 1999 and 1998

          Notes to statutory-basis financial statements

          Statutory-basis financial statement schedules


          Statutory-basis balance sheet as of September 30, 2001 (unaudited)



          Statutory-basis statement of operations for the nine months ended September 30, 2001 (unaudited)



          Statutory-basis statement of changes in capital and surplus for the nine months ended September 30, 2001 (unaudited)



          Statutory-basis statement of cash flow for the nine months ended March 31, 2001 (unaudited)



          Notes to statutory-basis financial statements (unaudited)

                         Report of Independent Auditors



The Board of Directors
AUSA Life Insurance Company, Inc.


We have audited the accompanying statutory-basis balance sheets of AUSA Life Insurance Company, Inc. (an indirect wholly-owned subsidiary of AEGON N.V.) as of December 31, 2000 and 1999, and the related statutory-basis statements of operations, changes in capital and surplus, and cash flow for each of the three years in the period ended December 31, 2000. Our audits also included the statutory-basis financial statement schedules required by Regulation S-X,
Article 7. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits. We did not audit the "Separate Account Assets" and "Separate Account Liabilities" included in the statutory-basis balance sheets of the Company. The Separate Account balance sheets were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the data included for the Separate Accounts, is based solely upon the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, the Company presents its financial statements in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York, which practices differ from accounting principles generally accepted in the United States. The variances between such practices and accounting principles generally accepted in the United States also are described in Note 1. The effects on the financial statements of these variances are not reasonably determinable but are presumed to be material.

In our opinion, because of the effects of the matter described in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with accounting principles generally accepted in the United States, the financial position of AUSA Life Insurance Company, Inc. at December 31, 2000 and 1999, or the results of its operations or its cash flow for each of the three years in the period ended December 31, 2000.

However, in our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of AUSA Life Insurance Company, Inc. at December 31, 2000 and 1999, and the results of its operations and its cash flow for each of the three years in the period ended December 31, 2000, in conformity with accounting practices prescribed or permitted by the Department of Insurance of the State of New York. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic statutory-basis financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                        /s/ Ernst & Young LLP

Des Moines, Iowa
February 15, 2001

                        AUSA Life Insurance Company, Inc.

                        Balance Sheets - Statutory Basis
                  (Dollars in thousands, except per share data)


                                                             DECEMBER 31
                                                         2000            1999
                                                         ----            ----
ADMITTED ASSETS
Cash and invested assets:
   Bonds                                             $ 3,965,483     $ 3,864,509
   Stocks:
     Preferred                                             6,789           6,789
     Common, at market (cost: $128,329 in
       2000 and $14 in 1999)                             129,090               2
   Mortgage loans on real estate                         431,456         449,603
   Real estate acquired in satisfaction of
     debt, at cost less accumulated
     depreciation ($1,239 in 1999)                            --          16,865
   Policy loans                                            3,205           3,276
   Cash and short-term investments                        43,219          81,390
   Other invested assets                                   9,805          62,759
   Short-term notes receivable from affiliates           134,200         136,300
                                                     -----------     -----------
Total cash and invested assets                         4,723,247       4,621,493

Receivable from affiliates                                 4,782          17,851
Premiums deferred and uncollected                          6,439           6,572
Accrued investment income                                 62,225          58,103
Federal income taxes recoverable                           3,383              --
Other assets                                               2,909          14,901
Separate account assets                                6,875,525       6,881,195
                                                     -----------     -----------
Total admitted assets                                $11,678,510     $11,600,115
                                                     ===========     ===========

                                                              DECEMBER 31
                                                          2000           1999
                                                          ----           ----
LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
   Aggregate reserves for policies and contracts:
     Life                                             $   160,396     $   138,147
     Annuity                                              686,560         796,401
     Accident and health                                   16,475          16,432
   Policy and contract claim reserves:
     Life                                                   3,227           5,004
     Accident and health                                    8,122           8,190
   Other policyholders' funds                           3,276,386       3,145,632
   Remittances and items not allocated                     72,542          44,643
   Asset valuation reserve                                 90,589          82,997
   Interest maintenance reserve                            10,788          27,244
   Deferred interest on assets purchased                      642             733
   Payable under assumption reinsurance agreement          27,735          39,118
   Other liabilities                                       10,816          23,566
   Federal income taxes payable                                --           4,507
   Separate account liabilities                         6,863,726       6,874,006
                                                      -----------     -----------
Total liabilities                                      11,228,004      11,206,620

Capital and surplus:
   Common stock, $125 par value, 20,000 shares
     authorized, issued and outstanding                     2,500           2,500
   Paid-in surplus                                        319,180         319,180
   Special surplus funds                                    2,169           2,017
   Unassigned surplus                                     126,657          69,798
                                                      -----------     -----------
Total capital and surplus                                 450,506         393,495
                                                      -----------     -----------
Total liabilities and capital and surplus             $11,678,510     $11,600,115
                                                      ===========     ===========


See accompanying notes.

                        AUSA Life Insurance Company, Inc.

                   Statements of Operations - Statutory Basis
                             (Dollars in thousands)


                                                               YEAR ENDED DECEMBER 31
                                                        2000             1999             1998
                                                        ----             ----             ----
Revenue:
   Premiums and other considerations, net
    of reinsurance:
     Life                                           $    43,850      $    48,276      $    22,664
     Annuity                                          1,529,202        1,475,991        1,132,120
     Accident and health                                 30,541           29,748           32,869
   Net investment income                                330,718          325,049          345,660
   Amortization of interest maintenance reserve             544            4,078            6,116
   Commissions and expense allowances on
    reinsurance ceded                                       453              424              302
   Separate account fee income                           58,734           51,872           43,525
   Other income                                           1,755            5,531               --
                                                    -----------      -----------      -----------
                                                      1,995,797        1,940,969        1,583,256
Benefits and expenses:
   Benefits paid or provided for:
     Life and accident and health benefits               32,059           32,871           32,464
     Surrender benefits                               1,631,618        1,937,450        1,117,653
     Other benefits                                      25,993           21,747           20,886
     Increase (decrease) in aggregate reserves
      for policies and contracts:
       Life                                              22,249           29,016            5,762
       Annuity                                         (109,841)         (71,893)         (42,781)
       Accident and health                                   43               16             (131)
       Other                                              2,362              778              (67)
     Increase (decrease) in liability for
      premium and other deposit type funds              128,146         (122,644)          85,461
                                                    -----------      -----------      -----------
                                                      1,732,629        1,827,341        1,219,247
   Insurance expenses:
     Commissions                                         48,590           50,265           69,009
     General insurance expenses                          58,850           58,034           95,169
     Taxes, licenses and fees                             1,771            1,836            1,466
     Net transfers to (from) separate accounts           69,726          (79,470)         174,435
     Other                                                  (44)             (16)             978
                                                    -----------      -----------      -----------
                                                        178,893           30,649          341,057
                                                    -----------      -----------      -----------
                                                      1,911,522        1,857,990        1,560,304
                                                    -----------      -----------      -----------
Gain from operations before federal income
 tax expense and net realized capital gains
 on investments                                          84,275           82,979           22,952
Federal income tax expense                               20,713            7,976            4,021
                                                    -----------      -----------      -----------
Gain from operations before net realized
 capital gains on investments                            63,562           75,003           18,931
Net realized capital gains on investments
 (net of related federal income taxes and
 amounts transferred to interest maintenance
 reserve)                                                 1,023           11,471            3,770
                                                    -----------      -----------      -----------
Net income                                          $    64,585      $    86,474      $    22,701
                                                    ===========      ===========      ===========


See accompanying notes.

                        AUSA Life Insurance Company, Inc.

                      Statements of Changes in Capital and
                            Surplus - Statutory Basis
                             (Dollars in thousands)


                                                                                    SPECIAL      UNASSIGNED       TOTAL
                                                        COMMON        PAID-IN       SURPLUS       SURPLUS      CAPITAL AND
                                                         STOCK        SURPLUS        FUNDS       (DEFICIT)       SURPLUS
                                                         -----        -------        -----       ---------       -------
Balance at January 1, 1998                             $   2,500     $ 319,180     $   1,607     $ (22,979)     $ 300,308
   Net income                                                 --            --           220        22,481         22,701
   Change in net unrealized capital gains (losses)            --            --            --         4,439          4,439
   Change in non-admitted assets                              --            --            --          (291)          (291)
   Change in liability for reinsurance in
     unauthorized companies                                   --            --            --            18             18
   Change in asset valuation reserve                          --            --            --       (16,753)       (16,753)
   Net change in separate account surplus                     --            --            --           824            824
   Dividend to stockholder                                    --            --            --        (8,000)        (8,000)
                                                       ---------     ---------     ---------     ---------      ---------
Balance at December 31, 1998                               2,500       319,180         1,827       (20,261)       303,246
   Net income                                                 --            --           190        86,284         86,474
   Change in net unrealized capital gains (losses)            --            --            --        (2,666)        (2,666)
   Change in non-admitted assets                              --            --            --         8,957          8,957
   Change in liability for reinsurance in
     unauthorized companies                                   --            --            --          (394)          (394)
   Change in asset valuation reserve                          --            --            --         1,080          1,080
   Net change in separate account surplus                     --            --            --        (3,202)        (3,202)
                                                       ---------     ---------     ---------     ---------      ---------
Balance at December 31, 1999                               2,500       319,180         2,017        69,798        393,495
   Net income                                                 --            --           152        64,433         64,585
   Change in net unrealized capital gains (losses)            --            --            --          (540)          (540)
   Change in non-admitted assets                              --            --            --           683            683
   Change in liability for reinsurance in
     unauthorized companies                                   --            --            --           383            383
   Change in asset valuation reserve                          --            --            --        (7,592)        (7,592)
   Net change in separate account surplus                     --            --            --          (508)          (508)
                                                       ---------     ---------     ---------     ---------      ---------
Balance at December 31, 2000                           $   2,500     $ 319,180     $   2,169     $ 126,657      $ 450,506
                                                       =========     =========     =========     =========      =========


See accompanying notes.

                        AUSA Life Insurance Company, Inc.

                    Statements of Cash Flow - Statutory Basis
                             (Dollars in thousands)


                                                                      YEAR ENDED DECEMBER 31
                                                               2000             1999             1998
                                                               ----             ----             ----
OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance      $ 1,605,067      $ 1,569,443      $ 1,191,035
Net investment income                                          318,749          343,327          353,054
Life and accident and health claims                            (33,955)         (34,919)         (33,979)
Surrender benefits and other fund withdrawals               (1,631,618)      (1,937,450)      (1,117,653)
Other benefits to policyholders                                (25,942)         (21,733)         (20,876)
Commissions, other expenses and other taxes                   (125,571)        (125,507)        (169,784)
Net transfers (to) from separate account                       (13,323)         131,083         (130,976)
Federal income taxes paid                                      (28,602)          (2,942)          (5,558)
Other, net                                                      79,621          (26,319)          (3,806)
                                                           -----------      -----------      -----------
Net cash provided by (used in) operating activities            144,426         (105,017)          61,457

INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds and preferred stocks                                1,602,375        1,843,152        1,381,784
   Common stocks                                                    --           55,050              164
   Mortgage loans on real estate                                76,779          144,620          138,723
   Real estate                                                  19,110           46,449           22,067
   Other                                                        31,740            3,847              (21)
                                                           -----------      -----------      -----------
                                                             1,730,004        2,093,118        1,542,717
Cost of investments acquired:
   Bonds and preferred stocks                               (1,729,272)      (1,588,268)      (1,554,838)
   Common stocks                                              (128,316)         (55,050)              --
   Mortgage loans on real estate                               (56,253)        (178,473)         (51,862)
   Real estate                                                    (703)         (27,721)            (561)
   Policy loans                                                     71              (95)            (135)
   Other                                                          (228)           7,731            5,756
                                                           -----------      -----------      -----------
                                                            (1,914,701)      (1,841,876)      (1,601,640)
                                                           -----------      -----------      -----------
Net cash provided by (used in) investing activities           (184,697)         251,242          (58,923)

FINANCING ACTIVITIES
Receipt (issuance) of intercompany notes, net                    2,100         (125,900)          (1,600)
Dividends to stockholders                                           --               --           (8,000)
                                                           -----------      -----------      -----------
Net cash provided by (used in) financing activities              2,100         (125,900)          (9,600)
                                                           -----------      -----------      -----------
Increase (decrease) in cash and short-term investments         (38,171)          20,325           (7,066)

Cash and short-term investments at beginning of year            81,390           61,065           68,131
                                                           -----------      -----------      -----------
Cash and short-term investments at end of year             $    43,219      $    81,390      $    61,065
                                                           ===========      ===========      ===========


See accompanying notes.

                        AUSA Life Insurance Company, Inc.

                 Notes to Financial Statements - Statutory Basis
                             (Dollars in thousands)

                                December 31, 2000


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION

AUSA Life Insurance Company, Inc. ("the Company") is a stock life insurance company and is 82 percent owned by First AUSA Life Insurance Company ("First AUSA"), a wholly-owned subsidiary of AEGON USA, Inc. ("AEGON"), and 18 percent owned by Veterans Life Insurance Company, an indirect wholly-owned subsidiary of AEGON. AEGON is a wholly-owned subsidiary of AEGON N.V., a holding company organized under the laws of The Netherlands. Effective September 24, 1993, First AUSA purchased from The Dreyfus Corporation ("Dreyfus"), its entire interest in Dreyfus Life Insurance Company and subsequently changed the name to AUSA Life Insurance Company, Inc. On December 31, 1993, the Company entered into an assumption reinsurance agreement with Mutual of New York ("MONY") to transfer certain group pension business of MONY to the Company.

On October 1, 1998, the Company completed a merger with First Providian Life and Health Insurance Company ("FPLH"), an indirect wholly-owned subsidiary of Commonwealth General Corporation which, in turn, is an indirect wholly-owned subsidiary of AEGON, whereby FPLH was merged directly into the Company. This merger was accounted for as a statutory merger, which is similar to the pooling of interests method of accounting and, accordingly, the historical book values carried over from the separate companies to the Company.

NATURE OF BUSINESS

The Company primarily sells fixed and variable annuities and group life coverages. The Company is licensed in 50 states and the District of Columbia. Sales of the Company's products are primarily through brokers.

BASIS OF PRESENTATION

The preparation of financial statements of insurance companies requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Significant estimates and assumptions are utilized in the calculation of aggregate policy reserves, policy and contract reserves, guarantee fund assessment accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized which could have a material impact on the financial statements.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)




1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The accompanying financial statements have been prepared on the basis of accounting practices prescribed or permitted by the Department of Insurance of the State of New York ("Insurance Department"), which practices differ in some respects from accounting principles generally accepted in the United States. The more significant of these differences are as follows: (a) bonds are generally reported at amortized cost rather than segregating the portfolio into held-to-maturity (reported at amortized cost), available-for-sale (reported at fair value), and trading (reported at fair value) classifications; (b) acquisition costs of acquiring new business are charged to current operations as incurred rather than deferred and amortized over the life of the policies or over the expected gross profit stream; (c) certain separate accounts provide policyholders with a guaranteed return; these separate accounts are included in the general account assets and liabilities for GAAP purposes due to the nature of the guaranteed return, (d) policy reserves on traditional life products are based on statutory mortality rates and interest which may differ from reserves based on reasonable assumptions of expected mortality, interest, and withdrawals which include a provision for possible unfavorable deviation from such assumptions; (e) policy reserves on certain investment products use discounting methodologies utilizing statutory interest rates rather than full account values; (f) reinsurance amounts are netted against the corresponding asset or liability rather than shown as gross amounts on the balance sheet; (g) deferred income taxes are not provided for the difference between the financial statement and income tax bases of assets and liabilities; (h) net realized gains or losses attributed to changes in the level of interest rates in the market are deferred and amortized over the remaining life of the bond or mortgage loan, rather than recognized as gains or losses in the statement of operations when the sale is completed; (i) declines in the estimated realizable value of investments are provided for through the establishment of a formula-determined statutory investment reserve (reported as a liability), changes to which are charged directly to surplus, rather than through recognition in the statement of operations for declines in value, when such declines are judged to be other than temporary; (j) certain assets designated as "non-admitted assets" have been charged to surplus rather than being reported as assets; (k) revenues for universal life and investment products consist of premiums received rather than policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed; (l) pension expense is recorded as amounts are paid rather than accrued and expensed during the periods in which the employees provide service; (m) stock options settled in cash are recorded as an expense of the Company's indirect parent rather than charged to current operations; and (n) adjustments to federal income taxes of prior years are charged or credited directly to unassigned surplus, rather than reported as a component of expense in the statement of operations. The effects of these variances have not been determined by the Company, but are presumed to be material.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The National Association of Insurance Commissioners ("NAIC") has revised the Accounting Practices and Procedures Manual in a process referred to as Codification. The revised manual is effective January 1, 2001. The State of New York has adopted the provisions of the revised manual with certain exceptions where there is a conflict with New York Insurance Law. The revised manual has changed, to some extent, prescribed statutory accounting practices and will result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. The cumulative effect of changes in accounting principles adopted to conform to the revised Accounting Practices and Procedures Manual, will be reported as an adjustment to surplus as of January 1, 2001. Management believes the effect of these changes will not result in a significant reduction in the Company's statutory-basis capital and surplus as of adoption.

CASH AND SHORT-TERM INVESTMENTS

For purposes of the statements of cash flow, the Company considers all highly liquid investments with remaining maturity of one year or less when purchased to be short-term investments.

INVESTMENTS

Investments in bonds (except those to which the Securities Valuation Office of the NAIC has ascribed a value), mortgage loans on real estate and short-term investments are reported at cost adjusted for amortization of premiums and accrual of discounts. Amortized costs for bonds and mortgage loans on real estate that were acquired through the reinsurance agreement described earlier were initially recorded at market value, consistent with the aforementioned agreement and as prescribed by the Department of Insurance of the State of New York. Amortization is computed using methods which result in a level yield over the expected life of the security. The Company reviews its prepayment assumptions on mortgage and other asset-backed securities at regular intervals and adjusts amortization rates retrospectively when such assumptions are changed due to experience and/or expected future patterns. Investments in preferred stocks in good standing are reported at cost. Investments in preferred stocks not in good standing are reported at the lower of cost or market. Common stocks are carried at market. Real estate is reported at cost less allowances for depreciation. Depreciation is computed principally by the straight-line method. Policy loans are reported at unpaid principal. Other invested assets consist principally of investments in various joint ventures and are recorded at equity in underlying net assets. Other "admitted assets" are valued, principally at cost, as required or permitted by New York Insurance Laws.

                       AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Realized capital gains and losses are determined on the basis of specific identification and are recorded net of related federal income taxes. The Asset Valuation Reserve (AVR) is established by the Company to provide for potential losses in the event of default by issuers of certain invested assets. These amounts are determined using a formula prescribed by the NAIC and are reported as a liability. The formula for the AVR provides for a corresponding adjustment for realized gains and losses. Under a formula prescribed by the NAIC, the Company defers, in the Interest Maintenance Reserve (IMR), the portion of realized gains and losses on sales of fixed income investments, principally bonds and mortgage loans, attributable to changes in the general level of interest rates and amortizes those deferrals over the remaining period to maturity of the security.

Interest income is recognized on an accrual basis. The Company does not accrue income on bonds in default, mortgage loans on real estate in default and/or foreclosure or which are delinquent more than twelve months, or real estate where rent is in arrears for more than three months. Further, income is not accrued when collection is uncertain. During 2000, 1999 and 1998, the Company excluded investment income due and accrued of $718, $261 and $216, respectively, with respect to such practices.

The Company uses interest rate swaps as part of its overall interest rate risk management strategy for certain life insurance and annuity products. The net interest effect of such swap transactions is reported as an adjustment of interest income from the hedged items as incurred.

Deferred income for unrealized gains and losses on the securities valued at market at the time of the assumption reinsurance agreement (described in Note 4) are returned to MONY at the time of realization pursuant to the agreement.

RECOGNITION OF PREMIUM REVENUES AND COSTS

Premiums are recognized as revenues over the premium-paying period, whereas commissions and other costs applicable to the acquisition of new business are charged to operations as incurred.

AGGREGATE POLICY RESERVES

Life, annuity and accident and health benefit reserves are developed by actuarial methods and are determined based on published tables using statutorily specified interest rates and valuation methods that will provide, in the aggregate, reserves that are greater than or equal to the minimum required by law.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)


1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Tabular interest, tabular less actual reserves released, and tabular cost have been determined by formula. On group annuity deposit funds not involving life contingencies, tabular interest has been determined by adjusting the interest credited to group annuity deposits. On other funds not involving life contingencies, tabular interest has been determined by formula.

The aggregate policy reserves for life insurance policies are based principally upon the 1941, 1958 and 1980 Commissioners' Standard Ordinary Mortality Tables. The reserves are calculated using interest rates ranging from 2.50 to 6.50 percent and are computed principally on the Net Level Premium Valuation and the Commissioners' Reserve Valuation Method. Reserves for universal life policies are based on account balances adjusted for the Commissioners' Reserve Valuation Method.

Deferred annuity reserves are calculated according to the Commissioners' Annuity Reserve Valuation Method including excess interest reserves to cover situations where the future interest guarantees plus the decrease in surrender charges are in excess of the maximum valuation rates of interest. Reserves for immediate annuities and supplementary contracts with life contingencies are equal to the present value of future payments assuming interest rates ranging from 3.50 to
8.75 percent and mortality rates, where appropriate, from a variety of tables.

Accident and health policy reserves are equal to the greater of the gross unearned premiums or any required midterminal reserves plus net unearned premiums and the present value of amounts not yet due on both reported and unreported claims.

POLICY AND CONTRACT CLAIM RESERVES

Claim reserves represent the estimated accrued liability for claims reported to the Company and claims incurred but not yet reported through the statement date. These reserves are estimated using either individual case-basis valuations or statistical analysis techniques. These estimates are subject to the effects of trends in claim severity and frequency. The estimates are continually reviewed and adjusted as necessary as experience develops or new information becomes available.

SEPARATE ACCOUNTS

Assets held in trust for purchases of separate account contracts and the Company's corresponding obligation to the contract owners are shown separately in the balance sheets. Income and gains and losses with respect to these assets accrue to the benefit of the contract owners and, accordingly, the operations of the separate accounts are not included in the accompanying financial statements.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Certain separate account assets and liabilities reported in the accompanying financial statements contain contractual guarantees. Guaranteed separate accounts represent funds invested by the Company for the benefit of individual contract holders who are guaranteed certain returns as specified in the contracts. Separate account asset performance different than guaranteed requirements is either transferred to or received from the general account and reported in the statements of operations. Guaranteed separate account assets and liabilities are reported at estimated fair value except for certain government and fixed-rate separate accounts, which are carried at amortized cost. The assets and liabilities of the nonguaranteed separate accounts are carried at estimated fair value.

STOCK OPTION PLAN

AEGON N.V. sponsors a stock option plan that includes eligible employees of the Company. Pursuant to the plan, the option price at the date of grant is equal to the market value of the stock. Under statutory accounting principles, the Company does not record any expense related to this plan. However, the Company is allowed to record a deduction in the consolidated tax return filed by the Company and certain affiliates. The tax benefit of this deduction has been credited directly to surplus.

MANAGING GENERAL AGENTS

For the year ended December 31, 2000, the Company had $44,100 of direct premiums written by managing general agents.

RECLASSIFICATIONS

Certain reclassifications have been made to the 1999 and 1998 financial statements to conform to the 2000 presentation.

2. FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards (SFAS) No. 107, Disclosures about Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the statutory-basis balance sheet, for which it is practicable to estimate that value. SFAS No. 119, Disclosures About Derivative Financial Instruments and Fair Value of Financial Instruments, requires additional disclosures about derivatives. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

fair value estimates cannot be substantiated by comparisons to independent markets and, in many cases, could not be realized in immediate settlement of the instrument. SFAS No. 107 and No. 119 exclude certain financial instruments and all nonfinancial instruments from their disclosure requirements and allow companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

         Cash and short-term investments: The carrying amounts reported in the statutory-basis balance sheet for these instruments approximate their fair values.

         Investment securities: Fair values for fixed maturity securities (including redeemable preferred stocks) are based on quoted market prices, where available. For fixed maturity securities not actively traded, fair values are estimated using values obtained from independent pricing services or, in the case of private placements, are estimated by discounting expected future cash flows using a current market rate applicable to the yield, credit quality, and maturity of the investments. The fair values for equity securities are based on quoted market prices.

         Mortgage loans and policy loans: The fair values for mortgage loans are estimated utilizing discounted cash flow analyses, using interest rates reflective of current market conditions and the risk characteristics of the loans. The fair value of policy loans is assumed to equal its carrying amount.

         Short-term notes receivable from affiliates: The fair values for short-term notes receivable from affiliates are assumed to equal their carrying value.

         Investment contracts: Fair values for the Company's liabilities under investment-type insurance contracts are estimated using discounted cash flow calculations, based on interest rates currently being offered for similar contracts with maturities consistent with those remaining for the contracts being valued.

         Interest rate swaps: Estimated fair value of interest rate swaps are based upon the pricing differential for similar swap agreements.

Fair values for the Company's insurance contracts other than investment contracts are not required to be disclosed. However, the fair values of liabilities under all insurance contracts are taken into consideration in the Company's overall management of interest rate risk, which minimizes exposure to changing interest rates through the matching of investment maturities with amounts due under insurance contracts.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

2. FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments subject to the provisions of SFAS No. 107 and No. 119:

                                                                    DECEMBER 31

                                                       2000                             1999
                                          ---------------------------      ----------------------------
                                             CARRYING                      CARRYING AMOUNT
                                              AMOUNT       FAIR VALUE                        FAIR VALUE
                                          ---------------------------      ----------------------------
   ADMITTED ASSETS

   Cash and short-term investments        $     43,219   $     43,219      $     81,390    $     81,390
   Bonds                                     3,965,483      3,964,478         3,864,509       3,767,465
   Preferred stock                               6,789          6,392             6,789           6,579
   Common stock                                129,090        129,090                 2               2
   Mortgage loans on real estate               431,456        445,913           449,603         439,799
   Other invested assets - interest rate
     swap                                           60          4,542                 -            (174)
   Policy loans                                  3,205          3,205             3,276           3,276
   Short-term notes receivable from
     affiliates                                134,200        134,200           136,300         136,300
   Separate account assets                   6,875,525      6,879,791         6,881,195       6,866,675

   LIABILITIES

   Investment contract liabilities           3,961,798      3,879,546         3,940,657       3,841,080
   Separate account annuities                6,809,171      6,787,863         6,798,987       6,753,227


3. INVESTMENTS

The carrying amounts and estimated fair values of investments in debt securities were as follows:

                                                                    GROSS          GROSS        ESTIMATED
                                                    CARRYING      UNREALIZED     UNREALIZED        FAIR
                                                     AMOUNT         GAINS          LOSSES         VALUE
                                                 ----------------------------------------------------------
   DECEMBER 31, 2000
   Bonds:
     United States Government and agencies       $     53,976      $  1,366     $     274      $     55,068
     State, municipal and other government             98,723         2,014           937            99,800
     Public utilities                                 372,580         7,667         5,711           374,536
     Industrial and miscellaneous                   2,121,814        33,703        50,617         2,104,900
     Mortgage-backed and asset-backed securities
                                                    1,318,390        25,584        13,800         1,330,174
                                                 ----------------------------------------------------------
                                                    3,965,483        70,334        71,339         3,964,478
   Preferred stocks                                     6,789             -           397             6,392
                                                 ----------------------------------------------------------
                                                   $3,972,272       $70,334       $71,736        $3,970,870
                                                 ==========================================================

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

                                                                     GROSS         GROSS         ESTIMATED
                                                    CARRYING       UNREALIZED     UNREALIZED       FAIR
                                                     AMOUNT          GAINS         LOSSES         VALUE
                                                 ---------------------------------------------------------
   DECEMBER 31, 1999
   Bonds:
     United States Government and agencies       $     59,439   $         85     $  2,589     $    56,935
     State, municipal and other government             74,897            454        1,410          73,941
     Public utilities                                 281,024            693        9,538         272,179
     Industrial and miscellaneous                   2,190,297         10,886       69,634       2,131,549
     Mortgage-backed and asset-backed securities
                                                    1,258,852          4,816       30,807       1,232,861
                                                 ---------------------------------------------------------
                                                    3,864,509         16,934      113,978       3,767,465
   Preferred stocks                                     6,789              8          218           6,579
                                                 ---------------------------------------------------------
                                                   $3,871,298      $  16,942     $114,196      $3,774,044
                                                 =========================================================

The carrying amounts and estimated fair values of bonds at December 31, 2000, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                                        CARRYING          ESTIMATED FAIR
                                                                         AMOUNT                VALUE
                                                                        --------------------------------
   Due in one year or less                                                  $   283,533      $   283,802
   Due after one year through five years                                      1,593,393        1,586,274
   Due after five years through ten years                                       526,317          520,543
   Due after ten years                                                          243,850          243,685
                                                                        --------------------------------
                                                                              2,647,093        2,634,304
   Mortgage-backed and asset-backed securities                                1,318,390        1,330,174
                                                                        --------------------------------
                                                                             $3,965,483       $3,964,478
                                                                        ================================

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

A detail of net investment income is presented below:

                                                                      YEAR ENDED DECEMBER 31
                                                               2000              1999             1998
                                                            --------------------------------------------
   Interest on bonds and notes                               $291,370          $290,534         $290,967
   Mortgage loans                                              35,501            34,863           46,027
   Real estate                                                    709             7,176           12,741
   Dividends on equity investments                                  -                 -              254
   Interest on policy loans                                       189                49              317
   Derivative instruments                                         550            (2,600)          (3,265)
   Other investment income                                     11,268             9,139            9,568
                                                            --------------------------------------------
   Gross investment income                                    339,587           339,161          356,609

   Less investment expenses                                     8,869            14,112           10,949
                                                            --------------------------------------------
   Net investment income                                     $330,718          $325,049         $345,660
                                                            ============================================

Proceeds from sales and maturities of debt securities and related gross realized gains and losses were as follows:

                                                                      YEAR ENDED DECEMBER 31
                                                               2000              1999             1998
                                                            --------------------------------------------
   Proceeds                                                 $1,602,375        $1,843,152       $1,381,784
                                                            =============================================

   Gross realized gains                                     $    6,526        $   11,207       $   19,871
   Gross realized losses                                       (28,546)          (22,545)          (5,974)
                                                            --------------------------------------------
   Net realized gains (losses)                              $  (22,020)       $  (11,338)      $   13,897
                                                            =============================================

At December 31, 2000, investments with an aggregate carrying amount of $2,842 were on deposit with regulatory authorities or were restrictively held in bank custodial accounts for the benefit of such regulatory authorities as required by statute.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

Realized investment gains (losses) and changes in unrealized gains (losses) for investments are summarized below:

                                                                            REALIZED
                                                           -------------------------------------------
                                                                     YEAR ENDED DECEMBER 31
                                                            2000              1999             1998
                                                           -------------------------------------------
   Debt securities                                         $(22,020)         $(11,338)         $13,897
   Common stock                                                   -                 -               60
   Preferred stock                                                -                 -              170
   Short-term investments                                         -               373              (41)
   Mortgage loans on real estate                                209             1,161              325
   Real estate                                                1,690             2,463            3,967
   Other invested assets                                        (81)            9,407            2,859
                                                           -------------------------------------------
                                                            (20,202)            2,066           21,237

   Federal income tax effect                                  5,313             3,474               20
   Transfer (to) from interest maintenance reserve
                                                             15,912             5,931          (17,487)
                                                           -------------------------------------------
   Total realized gains                                    $  1,023          $ 11,471         $  3,770
                                                           ===========================================

                                                                     CHANGES IN UNREALIZED
                                                           -------------------------------------------
                                                                     YEAR ENDED DECEMBER 31
                                                              2000              1999            1998
                                                            -----------------------------------------
   Debt securities                                          $(1,302)          $(2,065)         $    -
   Common stock                                                 773                 -             (39)
   Mortgage loans                                               (11)             (560)              -
   Real estate                                                    -                 -           4,252
   Other invested assets                                          -                 -             185
   Derivative instruments                                         -               (41)             41
                                                           -------------------------------------------
   Change in unrealized                                     $  (540)          $(2,666)         $4,439
                                                           ===========================================

Gross unrealized gains (losses) in common stocks were as follows:

                                                                                     UNREALIZED
                                                                                ---------------------
                                                                                     DECEMBER 31
                                                                                2000           1999
                                                                                ---------------------
   Unrealized gains                                                             $ 3,632        $  -
   Unrealized losses                                                             (2,871)        (12)
                                                                                ---------------------
   Net unrealized gains (losses)                                                $   761        $(12)
                                                                                =====================

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

During 2000, the Company issued mortgage loans with interest rates ranging from 8% to 9.5%. The maximum percentage of any one loan to the value of the underlying real estate at origination was 80%. The Company requires all mortgage loans to carry fire insurance equal to the value of the underlying property. As of December 31, 2000, the Company had mortgage loans with a carrying value of $1,683 with interest more than one year overdue. Total interest overdue on the loans was $21.

During 2000, 1999 and 1998, there were $0, $17,959 and $2,796, respectively, in foreclosed mortgage loans that were transferred to real estate. At December 31, 2000 and 1999, the Company held a mortgage loan loss reserve in the asset valuation reserve of $34,607 and $36,273, respectively. The mortgage loan portfolio is diversified by geographic region and specific collateral property type as follows:

                  GEOGRAPHIC DISTRIBUTION                              PROPERTY TYPE DISTRIBUTION
   ----------------------------------------------------       -------------------------------------------
                                          DECEMBER 31                                       DECEMBER 31
                                         2000      1999                                    2000      1999
                                         --------------                                    --------------
   South Atlantic                         31%       26%       Office                       35%       37%
   Pacific                                15        10        Retail                       21        23
   E. North Central                       12        15        Industrial                   20        20
   Mid-Atlantic                           12        13        Medical                      10         -
   Mountain                               11        14        Agricultural                  8         8
   W. South Central                       10        12        Apartment                     5         6
   New England                             3         4        Other                         1         6
   W. North Central                        3         4
   E. South Central                        3         2

At December 31, 2000, the Company had no investments, excluding U. S. Government guaranteed or insured issues, which individually represented more than ten percent of capital and surplus and the asset valuation reserve.

The Company utilizes interest rate swap agreements as part of its efforts to hedge and manage fluctuations in the market value of its investment portfolio attributable to changes in general interest rate levels and to manage duration mismatch of assets and liabilities. The contract or notional amounts of those instruments reflect the extent of involvement in the various types of financial instruments.

The Company's exposure to credit risk is the risk of loss from a counterparty failing to perform according to the terms of the contract. That exposure includes settlement risk (i.e., the risk that the counterparty defaults after the Company has delivered funds or securities under terms of the contract) that would result in an accounting loss and replacement cost risk (i.e., the cost to replace the contract at current market rates should

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

3. INVESTMENTS (CONTINUED)

the counterparty default prior to settlement date). Credit loss exposure resulting from nonperformance by a counterparty for commitments to extend credit is represented by the contractual amounts of the instruments.

At December 31, 2000 and 1999, the Company's outstanding financial instruments with on and off-balance sheet risks, shown in notional amounts, are summarized as follows:

                                                                                     NOTIONAL AMOUNT
                                                                                 ------------------------
                                                                                   2000           1999
                                                                                 ------------------------
   Derivative securities:
     Interest rate swaps:
       Receive fixed - pay floating                                              $212,188       $103,700
       Receive floating -  pay fixed                                               55,000         10,000


4. REINSURANCE

The Company reinsures portions of risk on certain insurance policies which exceed its established limits, thereby providing a greater diversification of risk and minimizing exposure on larger risks. The Company remains contingently liable with respect to any insurance ceded, and this would become an actual liability in the event that the assuming insurance company became unable to meet its obligation under the reinsurance treaty.

Premiums earned reflect the following reinsurance assumed and ceded amounts for the year ended December 31:

                                                               2000              1999             1998
                                                            ---------------------------------------------
   Direct premiums                                          $1,601,477        $1,548,392       $1,183,777
   Reinsurance assumed                                           4,504             8,301            6,415
   Reinsurance ceded                                            (2,388)           (2,678)          (2,539)
                                                            ---------------------------------------------
   Net premiums earned                                      $1,603,593        $1,554,015       $1,187,653
                                                            =============================================

The Company received reinsurance recoveries in the amounts of $2,900, $2,983 and $2,493 during 2000, 1999 and 1998, respectively.

The aggregate reserves for policies and contracts were reduced for reserve credits for reinsurance ceded at December 31, 2000 and 1999 of $91,388 and $118,070, respectively.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

4. REINSURANCE (CONTINUED)

On December 31, 1993, the Company and MONY entered into an assumption reinsurance agreement whereby all of the general account liabilities were novated to the Company from MONY as state approvals were received. In accordance with the agreement, MONY will receive payments relating to the performance of the assets and liabilities that existed at the date of closing for a period of nine years. These payments will be reduced for certain administrative expenses as defined in the agreement. The Company will recognize operating gains and losses on renewal premiums received after December 31, 1993 of the business in-force at December 31, 1993, and on all new business written after that date. At the end of nine years from the date of closing, the Company will purchase from MONY the remaining transferred business inforce based upon a formula described in the agreement. At December 31, 2000 and 1999, the Company owed MONY $27,735 and $39,118, respectively, which represents the amount earned by MONY under the gain sharing calculation and certain fees for investment management services for the respective years. In connection with the transaction, MONY purchased $150,000 and $50,000 in Series A and Series B notes, respectively, of AEGON. The proceeds were used to enhance the surplus of the Company. Both the Series A and Series B notes bear a market rate of interest and mature nine years from the date of closing.

AEGON provides general and administrative services for the transferred business under a related agreement with MONY. The agreement specifies prescribed rates for expenses to administer the business up to certain levels. In addition, AEGON also provides investment management services on the assets underlying the new business written by the Company while MONY continues to provide investment management services for assets supporting the remaining policy liabilities which were transferred at December 31, 1993.

5. INCOME TAXES

For federal income tax purposes, the Company joins in a consolidated income tax return filing with certain affiliated companies. Under the terms of a tax-sharing agreement between the Company and its affiliates, the Company computes federal income tax expense as if it were filing a separate income tax return, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group. Additionally, the alternative minimum tax is computed for the consolidated group and the resulting tax, if any, is allocated back to the separate companies on the basis of the separate companies' alternative minimum taxable income.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

5. INCOME TAXES (CONTINUED)

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to gain from operations before federal income tax expense and net realized capital gains on investments for the following reasons:

                                                                 2000            1999             1998
                                                                ----------------------------------------
   Computed tax at federal statutory rate (35%)                 $29,496         $29,043          $8,033
   Tax reserve valuation                                           (189)           (794)           (758)
   Excess tax depreciation                                           25             (11)             35
   Deferred acquisition costs - tax basis                           554             864             355
   Prior year under (over) accrual                               (1,707)           (609)            217
   Dividend received deduction                                   (3,294)         (3,152)         (2,313)
   Bond discount amortization                                    (2,688)         (2,110)           (743)
   Net operating loss carryforward                                    -         (11,389)              -
   Other, net                                                    (1,484)         (3,866)           (805)
                                                                ----------------------------------------
   Federal income tax expense                                   $20,713         $ 7,976          $4,021
                                                                ========================================

Federal income tax expense differs from the amount computed by applying the statutory federal income tax rate to net realized capital gains (losses) on investments due to the agreement between MONY and the Company, as discussed in
Note 4 to the financial statements. In accordance with this agreement, these gains and losses are included in the net payments MONY will receive relating to the performance of the assets that existed at the date of closing. Accordingly, income taxes relating to gains and losses on such assets are not provided for on the income tax return filed by the Company.

Prior to 1984, as provided for under the Life Insurance Company Tax Act of 1959, a portion of statutory income was not subject to current taxation but was accumulated for income tax purposes in a memorandum account referred to as the policyholders' surplus account. No federal income taxes have been provided for in the financial statements on income deferred in the policyholders' surplus account ($2,427 at December 31, 2000). To the extent dividends are paid from the amount accumulated in the policyholders' surplus account, net earnings would be reduced by the amount of tax required to be paid. Should the entire amount in the policyholders' surplus account become taxable, the tax thereon computed at current rates would amount to approximately $849.

The Company utilized a net operating loss carryforward of $32,539 in the 1999 consolidated tax return.

In 1998, the Company reached a final settlement with the Internal Revenue Service for years 1993 through 1995 resulting in no tax due or refunded. An examination of 1996 and 1997 is currently in process.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES

A portion of the Company's policy reserves and other policyholders' funds relate to liabilities established on a variety of the Company's annuity and deposit fund products. There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of reserves on these products, by withdrawal characteristics, are summarized as follows:

                                                                           DECEMBER 31

                                                               2000                            1999
                                                    --------------------------       -----------------------
                                                                    PERCENT OF                      PERCENT
                                                       AMOUNT          TOTAL            AMOUNT      OF TOTAL
                                                    --------------------------       -----------------------
   Subject to discretionary withdrawal with
     market value adjustment                        $  1,001,674         9%          $     924,075        8%
   Subject to discretionary withdrawal at book
     value less surrender charge                       1,021,799        10                 998,443        9
   Subject to discretionary withdrawal at market
     value                                             4,248,191        39               4,418,345       41
   Subject to discretionary withdrawal at book
     value (minimal or no charges or adjustments)      2,166,625        20               2,395,732       22
   Not subject to discretionary withdrawal             2,427,496        22               2,121,526       20
                                                    --------------------------       -----------------------
                                                      10,865,785       100%             10,858,121      100%
   Less reinsurance ceded                                 90,006    ==========             117,178  ==========
                                                    ------------                      ------------
   Total policy reserves on annuities and
     deposit fund liabilities                        $10,775,779                       $10,740,943
                                                    ============                     =============

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Separate account assets held by the Company represent contracts where the benefit is determined by the performance of the investments held in the separate account. Information regarding the separate accounts of the Company as of and for the years ended December 31, 2000, 1999 and 1998 is as follows:

                                                       GUARANTEED         NON-GUARANTEED
                                                    SEPARATE ACCOUNT     SEPARATE ACCOUNT             TOTAL
                                                    ---------------------------------------------------------
   Premiums, deposits and other considerations
     for the year ended December 31, 2000
                                                        $   107,736           $   946,851          $1,054,587
                                                    =========================================================
   Reserves for separate accounts with assets at:

     Fair value                                          $2,128,266            $4,123,157          $6,251,423
     Amortized cost                                         561,167                     -             561,167
                                                    ---------------------------------------------------------
   Total                                                 $2,689,433            $4,123,157          $6,812,590
                                                    =========================================================

   Premiums, deposits and other considerations
     for the year ended December 31, 1999              $   205,834            $1,002,770          $1,208,604
                                                    =========================================================

   Reserves for separate accounts with assets at:

     Fair value                                          $1,925,973            $4,310,332          $6,236,305
     Amortized cost                                         562,682                     -             562,682
                                                    ---------------------------------------------------------
   Total                                                 $2,488,655            $4,310,332          $6,798,987
                                                    =========================================================

   Premiums, deposits and other considerations
     for the year ended December 31, 1998              $     84,150           $   767,676         $   851,826
                                                    =========================================================

   Reserves for separate accounts with assets at:

     Fair value                                          $2,350,983            $3,461,715          $5,812,698
     Amortized cost                                         595,738                     -             595,738
                                                    ---------------------------------------------------------
   Total                                                 $2,946,721            $3,461,715          $6,408,436
                                                    =========================================================

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

There may be certain restrictions placed upon the amount of funds that can be withdrawn without penalty. The amount of separate account liabilities on these products, by withdrawal characteristics, is summarized as follows:

                                                         GUARANTEED         NON-GUARANTEED
                                                      SEPARATE ACCOUNT     SEPARATE ACCOUNT              TOTAL
                                                      --------------------------------------------------------
   DECEMBER 31, 2000

   Subject to discretionary withdrawal with market
     value adjustment                                     $   351,352        $           -           $ 351,352
   Subject to discretionary withdrawal at book
     value less surrender charge                              209,815                    -             209,815
   Subject to discretionary withdrawal at market
     value                                                    128,454            4,123,157           4,251,611
   Not subject to discretionary withdrawal                  1,999,812                    -           1,999,812
                                                      --------------------------------------------------------
                                                           $2,689,433           $4,123,157          $6,812,590
                                                      ========================================================
   DECEMBER 31, 1999

   Subject to discretionary withdrawal with market
     value adjustment                                     $   335,351        $           -         $   335,351
   Subject to discretionary withdrawal at book
     value less surrender charge                              227,331                    -             227,331
   Subject to discretionary withdrawal at market
     value                                                    108,013            4,310,332           4,418,345
   Not subject to discretionary withdrawal                  1,817,960                    -           1,817,960
                                                            ---------           ----------          ----------
                                                           $2,488,655           $4,310,332          $6,798,987
                                                            =========           ==========          ==========

A reconciliation of the amounts transferred to and from the separate accounts is presented below:

                                                                          YEAR ENDED DECEMBER 31
                                                                   2000           1999            1998
                                                                  ---------------------------------------
   Transfers as reported in the summary of operations of the
     separate accounts annual statement:

     Transfers to separate accounts                               $1,046,503     $1,207,636     $851,826
     Transfers from separate accounts                               (978,630)    (1,290,346)    (679,796)
                                                                  ---------------------------------------
   Net transfers to (from) separate accounts                          67,873        (82,710)     172,030

   Reconciling adjustments - HUB level fees not paid to AUSA
     general account                                                   1,853          3,240        1,317
     Assumption of liabilities via merger of FPLH                          -              -        1,088
                                                                  ---------------------------------------
   Net adjustments                                                     1,853          3,240        2,405
                                                                  ---------------------------------------
   Net transfers as reported in the summary of operations of
     the life, accident and health annual statement               $   69,726     $  (79,470)    $174,435
                                                                  =======================================

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

6. POLICY AND CONTRACT ATTRIBUTES (CONTINUED)

Reserves on the Company's traditional life products are computed using mean reserving methodologies. These methodologies result in the establishment of assets for the amount of the net valuation premiums that are anticipated to be received between the policy's paid-through date to the policy's next anniversary date. At December 31, 2000 and 1999, these assets (which are reported as premiums deferred and uncollected) and the amounts of the related gross premiums and loadings, are as follows:

                                                                      GROSS        LOADING         NET
                                                                     ------------------------------------
   DECEMBER 31, 2000
   Life and annuity:
     Ordinary direct first year business                             $   514        $   375       $   139
     Ordinary direct renewal business                                  6,266          1,037         5,229
     Group life direct business                                          891            362           529
     Credit life                                                          84              -            84
     Reinsurance ceded                                                   (15)             -           (15)
                                                                     ------------------------------------
                                                                       7,740          1,774         5,966
   Accident and health:
     Direct                                                              534              -           534
     Reinsurance ceded                                                   (61)             -           (61)
                                                                     ------------------------------------
   Total accident and health                                             473              -           473
                                                                     ------------------------------------
                                                                      $8,213         $1,774        $6,439
                                                                     ====================================
   DECEMBER 31, 1999
   Life and annuity:

     Ordinary direct first year business                             $   400        $   276       $   124
     Ordinary direct renewal business                                  6,454          1,080         5,374
     Group life direct business                                        1,030            427           603
     Credit life                                                          42              -            42
     Reinsurance ceded                                                   (15)             -           (15)
                                                                     ------------------------------------
                                                                       7,911          1,783         6,128
   Accident and health:
     Direct                                                              484              -           484
     Reinsurance ceded                                                   (40)             -           (40)
                                                                     ------------------------------------
   Total accident and health                                             444              -           444
                                                                     ------------------------------------
                                                                      $8,355         $1,783        $6,572
                                                                     ====================================

At December 31, 2000 and 1999, the Company had insurance in force aggregating $387,310 and $425,151, respectively, in which the gross premiums are less than the net premiums required by the valuation standards established by the Department of Insurance of the State of New York. The Company established policy reserves of $1,175 and $1,250 to cover these deficiencies at December 31, 2000 and 1999, respectively.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

7. DIVIDEND RESTRICTIONS

The Company is subject to certain limitations relative to statutory surplus, imposed by the State of New York, on the payment of dividends to its parent company. Subject to availability of unassigned surplus at the time of such dividend, the maximum payment which may be made in 2001, without the prior approval of insurance regulatory authorities is $63,562.

The Company paid dividends to its parent of $8,000 in 1998.

8. SECURITIES LENDING

The Company may lend securities to approved brokers and other parties to earn additional income. The Company receives collateral against the loaned securities and maintains collateral in an amount not less than 100% of the market value of the loaned securities during the period of the loan. The market value of loaned securities is determined at the close of business and any additional required collateral is delivered to the Company on the next business day. Although risk is mitigated by collateral, the account could experience a delay in recovering its securities and possible loss of income or value if the borrower fails to return them. At December 31, 2000, the value of securities loaned amounted to $95,382.

9. RETIREMENT AND COMPENSATION PLANS

The Company's employees participate in a qualified benefit pension plan sponsored by AEGON. The Company has no legal obligation for the plan. The Company recognizes pension expense equal to its allocation from AEGON. The pension expense is allocated among the participating companies based on the SFAS 87 expense as a percent of salaries. The benefits are based on years of service and the employee's compensation during the highest five consecutive years of employment. The Company's allocation of pension expense for each of the years ended December 31, 2000, 1999 and 1998 was negligible. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974.

The Company's employees also participate in a contributory defined contribution plan sponsored by AEGON which is qualified under Section 401(k) of the Internal Revenue Service Code. Employees of the Company who customarily work at least 1,000 hours during each calendar year and meet the other eligibility requirements are participants of the plan. Participants may elect to contribute up to fifteen percent of their salary to the plan. The Company will match an amount up to three percent of the participant's salary.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)

9. RETIREMENT AND COMPENSATION PLANS (CONTINUED)

Participants may direct all of their contributions and plan balances to be invested in a variety of investment options. The plan is subject to the reporting and disclosure requirements of the Employee Retirement Income Security Act of 1974. The Company was allocated $8, $10 and $9 of expense for the years ended December 31, 2000, 1999 and 1998, respectively.

In addition to pension benefits, the Company participates in plans sponsored by AEGON that provide postretirement medical, dental and life insurance benefits to employees meeting certain eligibility requirements. Portions of the medical and dental plans are contributory. The expenses of the postretirement plans calculated on the pay-as-you-go basis are charged to affiliates in accordance with an intercompany cost sharing arrangement. The Company's allocation of postretirement expenses was negligible for each of the years ended December 31, 2000, 1999 and 1998.

10. RELATED PARTY TRANSACTIONS

In accordance with an agreement between AEGON and the Company, AEGON will ensure the maintenance of certain minimum tangible net worth, operating leverage and liquidity levels of the Company, as defined in the agreement, through the contribution of additional capital by the Company's parent as needed.

The Company shares certain officers, employees and general expenses with affiliated companies.

The Company receives data processing, investment advisory and management, marketing and administration services from certain affiliates. During 2000, 1999 and 1998, the Company paid $6,095, $6,940 and $5,650, respectively, for these services, which approximates their costs to the affiliates.

Payable to affiliates and intercompany borrowings bear interest at the thirty-day commercial paper rate of 6.4% at December 31, 2000. During 2000, 1999 and 1998, the Company paid net interest of $510, $485 and $232, respectively, to affiliates.

                        AUSA Life Insurance Company, Inc.

                             (Dollars in thousands)




11. COMMITMENTS AND CONTINGENCIES

The Company has issued Trust (synthetic) GIC contracts to plan sponsors totaling $233,347 and $186,478 at December 31, 2000 and 1999, respectively, pursuant to terms under which the plan sponsor retains ownership of the assets related to these contracts. The Company guarantees benefit responsiveness in the event that plan benefit requests and other contractual commitments exceed plan cash flows. The plan sponsor agrees to reimburse the Company for such benefit payments with interest, either at a fixed or floating rate, from future plan and asset cash flows. In return for this guarantee, the Company receives a premium which varies based on such elements as benefit responsive exposure and contract size. The Company underwrites the plans for the possibility of having to make benefit payments and also must agree to the investment guidelines to ensure appropriate credit quality and cash flow matching. Funding requirements to date have been minimal and management does not anticipate any future material funding requirements that would have a material effect on reported financial results. The assets relating to such contracts are not recognized in the Company's statutory-basis financial statements. A contract reserve has been established for the possibility of unexpected benefit payments at below market interest rates.

The Company is a party to legal proceedings incidental to its business. Although such litigation sometimes includes substantial demands for compensatory and punitive damages, in addition to contract liability, it is management's opinion, after consultation with counsel and a review of available facts, that damages arising from such demands will not be material to the Company's financial position.

The Company is subject to insurance guaranty laws in the states in which it writes business. These laws provide for assessments against insurance companies for the benefit of policyholders and claimants in the event of insolvency of other insurance companies. In accordance with the purchase agreement, assessments related to periods prior to the purchase of the Company will be paid by Dreyfus and assessments attributable to business reinsured from MONY for premiums received prior to the date of the transaction will be paid by MONY (see
Note 1). The Company will be responsible for assessments, if any, attributable to premium income after the date of purchase. Assessments are charged to operations when received by the Company except where right of offset against other taxes paid is allowed by law; amounts available for future offsets are recorded as an asset on the Company's balance sheet. Potential future obligations for unknown insolvencies are not determinable by the Company. The future obligation has been based on the most recent information available from the National Organization of Life and Health Insurance Guaranty Associations. The guaranty fund expense was $48, $46 and $126 for the years ended December 31, 2000, 1999 and 1998, respectively.

                        AUSA Life Insurance Company, Inc.

                       Summary of Investments - Other Than
                         Investments in Related Parties
                             (Dollars in thousands)

                                December 31, 2000



SCHEDULE I

                                                                    AMOUNT AT
                                                                   WHICH SHOWN
                                                                     IN THE
TYPE OF INVESTMENT                    COST (1)      FAIR VALUE    BALANCE SHEET
--------------------------------------------------------------------------------
FIXED MATURITIES
Bonds:
  United States Government and
    government agencies and
    authorities                      $   72,857     $   73,547     $   72,857
  States, municipalities and
    political subdivisions              426,091        434,496        426,091
  Foreign governments                    70,134         70,483         70,134
  Public utilities                      372,580        372,484        372,580
  All other corporate bonds           3,023,821      3,013,468      3,023,821
Preferred stock                           6,789          6,392          6,789
                                     ----------------------------------------
Total fixed maturities                3,972,272      3,970,870      3,972,272

EQUITY SECURITIES
Common stocks:
  Industrial, miscellaneous and
    all other                           128,329        129,090        129,090
                                     ----------------------------------------
Total equity securities                 128,329        129,090        129,090

Mortgage loans on real estate           431,456                       431,456
Policy loans                              3,205                         3,205
Other invested assets                     9,805                         9,805
Short-term notes receivable from
  affiliates                            134,200                       134,200
Cash and short-term investments          43,219                        43,219
                                     ----------                    ----------
Total investments                    $4,722,486                    $4,723,247
                                     ==========                    ==========


(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

                        AUSA Life Insurance Company, Inc.

                       Supplementary Insurance Information
(DOLLARS IN THOUSANDS)



SCHEDULE III

                                 FUTURE POLICY
                                   BENEFITS       UNEARNED
                                 AND EXPENSES     PREMIUMS
                                 -------------------------
Year ended December 31, 2000
Individual life                    $157,018       $     --
Individual health                    10,295          3,540
Group life and health                 5,090            928
Annuity                             686,560             --
                                 -------------------------
                                   $858,963       $  4,468
                                 =========================

Year ended December 31, 1999
Individual life                    $134,505       $     --
Individual health                    10,504          3,245
Group life and health                 5,574            751
Annuity                             796,401             --
                                 -------------------------
                                   $946,984       $  3,996
                                 =========================

Year ended December 31, 1998
Individual life                    $105,179       $     --
Individual health                    10,548          3,221
Group life and health                 5,880            719
Annuity                             868,295             --
                                 -------------------------
                                   $989,902       $  3,940
                                 =========================


      * Allocations of net investment income and other operating expenses are based on a number of assumptions and estimates, and the results would change if different methods were applied.

                                              BENEFITS,
                                               CLAIMS
                                               LOSSES
POLICY AND                        NET           AND           OTHER
 CONTRACT        PREMIUM      INVESTMENT     SETTLEMENT     OPERATING
LIABILITIES      REVENUE        INCOME*       EXPENSES       EXPENSES
----------------------------------------------------------------------
$    2,760     $   40,543     $   18,001     $   30,331     $    7,926
     4,179         17,032          1,378         10,534          5,268
     4,405         16,818            796         12,352          4,241
         5      1,529,200        310,543      1,679,412         91,732
----------------------------------------------------------------------
$   11,349     $1,603,593     $  330,718     $1,732,629     $  109,167
======================================================================


$    4,137     $   44,556     $   18,835     $   42,058     $    4,616
     4,721         18,313          1,178         10,135          5,444
     4,331         15,155            631         10,921          3,732
         5      1,475,991        304,405      1,764,227         96,327
----------------------------------------------------------------------
$   13,194     $1,554,015     $  325,049     $1,827,341     $  110,119
======================================================================


$    3,836     $   17,867     $    7,545     $   15,828     $    5,769
     7,402         23,051          2,050         14,223          6,399
     3,981         14,615          1,018          9,255          4,513
        10      1,132,120        335,047      1,179,941        149,069
----------------------------------------------------------------------
$   15,229     $1,187,653     $  345,660     $1,219,247     $  165,750
======================================================================

                        AUSA Life Insurance Company, Inc.

                                   Reinsurance
                             (Dollars in thousands)



SCHEDULE IV

                                                                                             PERCENTAGE
                                                                   ASSUMED                   OF AMOUNT
                                                  CEDED TO       FROM OTHER                   ASSUMED
                                GROSS AMOUNT   OTHER COMPANIES    COMPANIES     NET AMOUNT     TO NET
                                ------------   ---------------   -----------    ----------     ------

Year ended December 31, 2000
Life insurance in force          $2,445,468      $    68,370     $   314,257    $2,691,355      11.7%
                                =====================================================================
Premiums:
  Individual life                $   38,889      $       613     $     2,267    $   40,543       5.6%
  Individual health                  16,675              209             566        17,032       3.3
  Group life and health              17,827            1,039              30        16,818       0.2
  Annuity                         1,528,086              527           1,641     1,529,200       0.1
                                ---------------------------------------------------------------------
                                 $1,601,477      $     2,388     $     4,504    $1,603,593       0.3%
                                =====================================================================

Year ended December 31, 1999
Life insurance in force          $1,961,414      $    46,900     $   356,083    $2,270,597      15.7%
                                =====================================================================

Premiums:
  Individual life                $   42,163      $       565     $     2,958    $   44,556       6.6%
  Individual health                  17,912              182             583        18,313       3.2
  Group life and health              16,176              882            (139)       15,155      (0.9)
  Annuity                         1,472,141            1,049           4,899     1,475,991       0.3
                                ---------------------------------------------------------------------
                                 $1,548,392      $     2,678     $     8,301    $1,554,015       0.5%
                                =====================================================================

Year ended December 31, 1998
Life insurance in force          $1,960,980      $    23,815     $   405,666    $2,342,831      17.3%
                                =====================================================================

Premiums:
  Individual life                $   16,689      $       350     $     1,528    $   17,867       8.6%
  Individual health                  22,387               --             664        23,051       2.9
  Group life and health              15,247              796             164        14,615       1.1
  Annuity                         1,129,454            1,393           4,059     1,132,120       0.4
                                ---------------------------------------------------------------------
                                 $1,183,777      $     2,539     $     6,415    $1,187,653       0.5%
                                =====================================================================

                        AUSA LIFE INSURANCE COMPANY, INC.
                         Balance Sheet - Statutory Basis
           (Dollars in thousands, except per share amounts)(Unaudited)
                            As of September 30, 2001


ADMITTED ASSETS
Cash and invested assets:
  Cash and short-term investments                                  $    111,011
  Bonds                                                               4,457,871
  Preferred stock                                                         4,206
  Common stock, at market                                               165,905
  Mortgage loans on real estate                                         402,969
  Properties acquired in satisfaction of debt                             1,033
  Short-term intercompany notes receivable                              127,700
  Policy loans                                                           13,158
  Other invested assets                                                  17,828
                                                                   ------------
Total cash and invested assets                                        5,301,681

Income tax recoverable                                                    7,044
Premiums deferred and uncollected                                        51,529
Accrued investment income                                                67,728
Transfers from separate accounts due or accrued                          11,806
Receivable from parent, subsidiaries and affiliates                       1,234
Other assets                                                             49,094
Separate account assets                                               6,351,487

                                                                   ------------
Total admitted assets                                              $ 11,841,603
                                                                   ============

LIABILITIES AND CAPITAL AND SURPLUS
Liabilities:
  Aggregate reserves for policies and contracts:
    Life                                                                495,575
    Annuity                                                           4,004,166
    Accident and Health                                                  17,115
  Policy and contract claim reserves
    Life                                                                 25,464
    Accident and Health                                                  14,858
  Liability for deposit-type contracts                                  124,921
  Other policyholders' funds                                                644
  Remittances and items not allocated                                   140,783
  Asset valuation reserve                                                69,811
  Interest maintenance reserve                                           19,440
  Deferred interest on assets purchased                                    (792)
  Payables under assumption reinsurance agreement                        22,543
  Other liabilities                                                      53,039
  Provision for reinsurance in unauthorized companies                       124
  Payable for securities                                                 68,854
  Separate account liabilities                                        6,338,596
                                                                   ------------
Total liabilities                                                    11,395,141


Capital and surplus:
  Common stock, $125 par value, 20,000 shares
   authorized, issued and outstanding                                     2,500
  Paid-in surplus                                                       319,180
  Special surplus funds                                                   2,171
  Unassigned surplus                                                    122,611
                                                                   ------------
Total capital and surplus                                               446,462
                                                                   ------------
Total liabilities and capital and surplus                          $ 11,841,603
                                                                   ============

                        AUSA LIFE INSURANCE COMPANY, INC.
                    Statement of Operations - Statutory Basis
                        (Dollars in thousands)(Unaudited)
                  For the Nine Months Ended September 30, 2001


Revenues:
Premiums and other considerations, net of reinsurance
   Life                                                             $   222,238
   Annuity                                                            1,221,672
   Accident and Health                                                   31,086
Net investment income                                                   266,554
Amortization of interest maintenance reserve                                614
Commissions and expense allowances on
  reinsurance ceded                                                      24,822
Income from fees associated with investment management,
  administration and contract guarantees for separate accounts           39,949
Other income                                                              2,985
                                                                    -----------
                                                                      1,809,920

Benefits and expenses:
  Benefits paid or provided for:
    Life and accident and health benefits                               163,144
    Surrender benefits                                                1,127,477
    Other benefits                                                       28,299
    Change in aggregate reserves for
      policies and contracts:
      Life                                                              201,152
      Annuity                                                              (925)
      Accident and Health                                                   547
                                                                    -----------
                                                                      1,519,694

Insurance expenses:
  Commissions                                                            80,751
  General insurance expenses                                             60,760
  Taxes, licenses and fees                                                2,354
  Transfer to separate accounts                                          72,777
  Other                                                                  20,675
                                                                    -----------
                                                                        237,317
                                                                    -----------
                                                                      1,757,011
                                                                    -----------

Gain from operations before federal and foreign income
  tax expense and net realized capital losses on
  investments                                                            52,909

Federal and foreign income tax expense                                   19,664
                                                                    -----------
Gain from operations before net realized
  capital losses on investments                                          33,245

Net realized capital losses on investments
  (net of related federal income taxes and
  amounts transferred to interest maintenance
  reserve)                                                              (25,219)
                                                                    -----------
Net Income                                                          $     8,026
                                                                    ===========

                        AUSA LIFE INSURANCE COMPANY, INC.
          Statement of Changes in Capital and Surplus - Statutory Basis
                        (Dollars in thousands)(Unaudited)


                                                                                                                   TOTAL
                                                                                         SPECIAL                  CAPITAL
                                                                 COMMON      PAID-IN     SURPLUS    UNASSIGNED      AND
                                                                  STOCK      SURPLUS      FUNDS      SURPLUS      SURPLUS
                                                                ----------------------------------------------------------
Balance at January 1, 2001                                      $   2,500   $ 319,180   $   2,169   $ 126,657    $ 450,506
Net Income                                                              0           0           2       8,024        8,026
Change in net unrealized capital losses                                 0           0           0     (33,089)     (33,089)
Change in non-admitted assets                                           0           0           0          30           30
Change in liability for reinsurance in unauthorized companies           0           0           0          37           37
Change in asset valuation reserve                                       0           0           0      20,778       20,778
Change in surplus in separate accounts                                  0           0           0       1,000        1,000
Change in accounting principles                                         0           0           0      (1,365)      (1,365)
Tax benefits on stock options exercised                                 0           0           0         539          539
                                                                ----------------------------------------------------------
Balance at September 30, 2001                                   $   2,500   $ 319,180   $   2,171   $ 122,611    $ 446,462
                                                                ==========================================================

                        AUSA LIFE INSURANCE COMPANY, INC.
                    Statement of Cash Flow - Statutory Basis
                        (Dollars in thousands)(Unaudited)
                  For the Nine Months Ended September 30, 2001


OPERATING ACTIVITIES
Premiums and other considerations, net of reinsurance               $ 1,722,396
Net investment income                                                   259,689
Life and accident and health claims                                    (134,169)
Surrender benefits and withdrawals for life contracts                (1,126,285)
Other benefits to policyholders                                         (17,058)
Commissions, other expenses and other taxes                            (104,042)
Net transfers to separate accounts                                      (61,814)
Federal income taxes                                                    (16,876)
Other, net                                                              118,359
                                                                    -----------
   Net cash provided by operating activities                            640,200


INVESTING ACTIVITIES
Proceeds from investments sold, matured or repaid:
   Bonds                                                              2,142,168
   Stocks                                                               163,149
   Mortgage loans on real estate                                         46,175
   Other                                                                  1,494
                                                                    -----------
                                                                      2,352,986

Cost of investments acquired:
   Bonds                                                             (2,637,918)
   Stocks                                                              (248,231)
   Mortgage loans on real estate                                        (19,762)
   Real estate                                                           (1,033)
   Policy loans                                                          (9,953)
   Other                                                                 (8,024)
                                                                    -----------
                                                                     (2,924,921)
                                                                    -----------
   Net cash used in investing activities                               (571,935)


FINANCING ACTIVITIES
Deposits on deposit-type contracts and other liabilities
   without life or disability contingencies                               1,870
Withdrawals on deposit-type contracts and other liabilities
   without life or disability contingencies                              (2,343)
                                                                    -----------
Net cash used in financing activities                                      (473)
                                                                    -----------

Increase in cash and short-term investments                              67,792

Cash and short-term investments at beginning of year                     43,219
                                                                    -----------
Cash and short-term investments at end of period                    $   111,011
                                                                    ===========

                        AUSA LIFE INSURANCE COMPANY, INC.
                 NOTES TO FINANCIAL STATEMENTS - STATUTORY BASIS
                        (DOLLARS IN THOUSANDS)(UNAUDITED)
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2001


1. BASIS OF PRESENTATION

The accompanying unaudited statutory basis financial statements have been prepared in accordance with statutory accounting principles for interim financial information and the instructions to Article 10 of Regulation S-X. Accordingly, they do not include all the information and notes required by accounting principles generally accepted in the United States for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the nine month period ended September 30, 2001 are not necessarily indicative of the results that may be expected for the year ended December 31, 2001. For further information, refer to the accompanying statutory basis financial statements and notes thereto for the year ended December 31, 2000.

2. ACCOUNTING CHANGES

The Company prepares its statutory financial statements in conformity with accounting practices prescribed or permitted by the State of New York. Effective January 1, 2001, the State of New York required that insurance companies domiciled in the State of New York prepare their statutory basis financial statements in accordance with the NAIC Accounting Practices and Procedures manual - Version effective January 1, 2001, subject to any deviations prescribed or permitted by the State of New York Commissioner of Insurance.

Accounting changes adopted to conform to the provisions of the NAIC Accounting Practices and Procedures manual - Version effective January 1, 2001 are reported as changes in accounting principles. The cumulative effect of changes in accounting principles is reported as an adjustment to unassigned funds (surplus) in the period of the change in accounting principle. The cumulative effect is the difference between the amount of capital and surplus that would have been reported at the date if the new accounting principles had been applied retroactively for all prior periods. As a result of these changes, the Company reported a change of accounting principle, as an adjustment that decreased unassigned funds (surplus), by $1,365 as of January 1, 2001. This amount is made up by the release of mortgage loan prepayment fees from the IMR that increased surplus by $1,069, the elimination of the cost of collection liability that increased surplus by $96 offset by the elimination of mortgage loan origination fees that decreased surplus by $772 and a bond write down of $1,758.

AUSA Series Annuity Account B

                                     PART C
                                OTHER INFORMATION

Item 24. Financial Statements and Exhibits

         (a) Financial Statements


         The financial statements for the AUSA Life Insurance Company, Inc. ("AUSA") are included in Part B. There are no financial statements for the AUSA Series Annuity Account B, as the separate account has not yet commenced operations.


         (b) Exhibits


                  (1) Resolution of the Board of Directors of AUSA establishing the separate account 1/


                  (2)  Not Applicable

                  (3)  Distribution of Contracts


                          (a) Principal Underwriting Agreement 2/
                          (b) Master Agreement (including Participation
                              Agreement and Principal Underwriting Agreement)
                          (c) Broker/Dealer Selling Agreement



                  (4)     (a) Specimen Flexible Payment Variable Accumulation
                              Deferred Annuity Contract (VA14NY)
                          (b) Individual Retirement Annuity Endorsement
                              (END00101NY) 3/
                          (c) Roth Individual Retirement Annuity Endorsement
                              (EA123NY) 3/



                  (5) Application for Flexible Payment Variable Accumulation Deferred Annuity Contract



                  (6)     (a) Certificate of Incorporation of AUSA 4/
                          (b) Amended and Restated By-Laws of AUSA 4/


                  (7)  Not Applicable

                  (8)  Not Applicable


                  (9) Opinion and Consent of Robert F. Colby, Esq. as to Legality of Securities Being Registered



                  (10)    (a) Written Consent of Sutherland Asbill & Brennan LLP
                          (b) Written Consent of Ernst & Young LLP


                  (11) Not Applicable

                  (12) Not Applicable


                  (13) Schedules for Computation of Performance Quotations 5/


                  (14) Not Applicable


                  (15) Powers of Attorney 2/

----------


1/ This exhibit was previously filed on the Initial Registration Statement to Form N-4 dated July 5, 2001 (File No. 333-64650) and is incorporated herein by reference.
2/ This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 dated January 11, 2002 (File No. 333-63218) and is incorporated herein by reference.
3/ This exhibit was previously filed on the Initial Registration Statement to Form N-4 dated June 18, 2001 (File No. 333-63218) and is incorporated herein by reference.
4/ This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form S-6 dated October 20, 1997 (File No. 33-86696) and is incorporated herein by reference.
5/ This exhibit was previously filed on Post-Effective Amendment No. 28 to Form N-1A dated April 24, 1997 (File No. 33-507) and is incorporated herein by reference.


Item 25. Directors and Officers of the Depositor


Name                            Principal Business Address              Position and Offices with Depositor
----                            --------------------------              -----------------------------------
Tom A. Schlossberg                               (1)                    President

Marc C. Abrahms                 375 Willard Avenue                      Director
                                Newington, Connecticut 06111

William Brown, Jr.              14 Windward Avenue                      Director
                                White Plains, New York 10605

Patrick S. Baird                                 (2)                    Vice President and Chief Financial Officer

William L. Busler                                (2)                    Director and Vice President

James T. Byrne, Jr.             1301 Avenue of the Americas,            Director
                                 8th Floor
                                New York, New York 10019

Jack R. Dykhouse                2705 Brown Trail, Suite 302             Director and Vice President
                                Bedford, Texas 76021

Steven E. Frushtick             500 Fifth Avenue                        Director
                                New York, New York 10110


Peter P. Post                   415 Madison Avenue                      Director
                                New York, New York 10017

Cor H. Verhagen                 51 JFK Parkway                          Director
                                Short Hills, New Jersey 07078

E. Kirby Warren                 P. O. Box, Laurel Road                  Director
                                Tuxedo Park, New York 10987-0146

Colette F. Vargas                                (1)                    Director and Chief Actuary

Robert F. Colby                                  (1)                    Director, Vice President, Assistant Secretary
                                                                        and Counsel

Robert S. Rubinstein            100 Manhattanville Road                 Director, Vice President
                                Purchase, New York 10577-2135

Name                            Principal Business Address              Position and Offices with Depositor
----                            --------------------------              -----------------------------------
Brenda K. Clancy                                 (2)                    Treasurer

Craig D. Vermie                                  (2)                    Secretary



-------------------------
(1)  4 Manhattanville Road, Purchase, New York 10577
(2)  4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499



Item 26. Persons Controlled By Or Under Common Control With The Depositor Or Registrant.



VERENGING AEGON - Netherlands Membership Association
AEGON N.V. - Netherlands corporation  (52.48%)
    AEGON Nederland N.V. - Netherlands corporation (100%)
    AEGON Nevak Holding B.V. - Netherlands corporation (100%)
    Groninger Financieringen B.V. - Netherlands corporation (100%)
    Transamerica Corporation and subsidiaries(DE)(100%)
    AEGON DMS Holding B.V.
       J.C. Penney Financial & Marketing Services Group Ltd. (Korea)
       J.C. Penney Direct Marketing Services (Japan)
       Canadian Premier Holdings Ltd. (Canada)
           Canadian Premier Life Insurance Company (Canada)
           Legacy General Insurance Company (Canada)
       Cornerstone International Holdings Ltd. (UK)
           Cornerstone International Marketing Ltd. (UK)
           Stonebridge International Insurance Ltd. (UK)
       J.C. Penney Direct Asia Pacific Pty Ltd. (Australia)
           J C. Penney Direct Service Asia Pacific Pty Ltd. (Australia)
           J.C. Penney Insurance Marketing Asia Pacific Pty Ltd. (Australia) AEGON INTERNATIONAL N.V. - Netherlands corporation (100%)
       The AEGON Trust - voting trust - (Advisory Board: - K. J. Storm,
       Donald J. Shepard, Joseph B. M. Streppel, Dennis Hersch) (DE)
          AEGON U.S. Holding Corporation (DE) (100%)
           CORPA Reinsurance Company (NY) (100%)
           AEGON Management Company (IN) (100%)
           Short Hills Management Company (NJ) (100%)
           AEGON USA, Inc. - holding co.  (IA) (100%)
             RCC North America LLC (DE) (100%)
             Transamerica Holding Company, L.L.C. (DE) (100%)
               Commonwealth General Corporation and subsidiaries (DE) (100%) AEGON Funding Corp. (DE) (100%)
               AEGON USA Investment Management, L.L.C. (IA) (100%)
               First AUSA Life Insurance Company - insurance holding co. (MD) (100%)
                    AUSA Life Insurance Company, Inc. - insurance (NY) (82.33%) United Financial Services, Inc. (MD) (100%)
                    Monumental General Casualty Company (MD) (100%)
                    Bankers Financial Life Insurance Company (AZ)
                    The Whitestone Corporation (MD) (100%)
                    Cadet Holding Corp. (IA) (100%)
                    Monumental General Life Insurance Co. of Puerto Rico (PR) (51%)
                    Iowa Fidelity Life Insurance Company (AZ) (100%)
                    Southwest Equity Life Insurance Company (AZ) (100%)
                    Life Investors Insurance Company of America - insurance (IA) (100%)
                       Bankers United Life Assurance Company - insurance (IA) (100%)
                       Life Investors Alliance LLC (DE)(100%)
                    Transamerica Life Insurance Company - insurance  (IA) (100%)
                       Professional Life & Annuity Insurance Company (AZ) (100%) AEGON Financial Services Group, Inc. (MN) (100%)

                       AEGON Assignment Corporation of Kentucky (KY) (100%) AEGON Assignment Corporation (IL) (100%)
                 Western Reserve Life Assurance Co. of Ohio - insurance (OH) (100%)
                   WRL Insurance Agency, Inc. (CA) (100%)
                   AEGON Equity Group, Inc. (FL) (100%)
                   AEGON/Transamerica Fund Services, Inc. - transfer agent (FL) (100%)
                   AEGON/Transamerica Fund Advisers, Inc. - investment adviser
                   (FL) (100%)
                   World Financial Group Insurance Agency, Inc. and its subsidiaries (CA) (100%)
                       World Financial Group Insurance Agency of Hawaii, Inc.
                       (HI) (100%)
                       World Financial Group Insurance Agency of New Mexico,Inc.
                       (NM) (100%)
                       World Financial Group Insurance Agency of Wyoming, Inc.
                       (WY) (100%)
                       World Financial Group Insurance Agency of Nevada, Inc.
                       (NV) (100%)
             AUSA Holding Company - holding company (MD) (100%)
                 AEGON USA Securities, Inc. - broker-dealer (IA)(100%)
                 AEGON USA Investment Management, Inc. - investment adviser (IA) (100%)
                 Transamerica Capital, Inc. (CA) (100%)
                 Endeavor Management Co. (CA) (100%)
                 Universal Benefits Corporation - third party administrator (IA) (100%)
                 Investors Warranty of America, Inc. - provider of automobile extended maintenance contracts (IA) (100%)
                 Massachusetts Fidelity Trust Company - trust company (IA)
                 (100%)
                 Roundit, Inc. (MD) (50%)
                 Long, Miller & Associates, L.L.C. (CA) (33-1/3%)
                 Diversified Investment Advisors, Inc. - investment adviser (DE) (100%)
                     Diversified Investors Securities Corp. - broker-dealer (DE) (100%)
                     George Beram & Company, Inc. (MA) (100%)
                 Creditor Resources, Inc. - credit insurance  (MI) (100%)
                     Premier Solutions Group, Inc. (MD) (100%)
                     CRC Creditor Resources Canadian Dealer Network Inc. - insurance agency (Canada) (100%)
                 Money Services, Inc. - financial counseling for employees and agents of affiliated companies (DE) (100%)
                     ORBA Insurance Services, Inc. (CA) (40.15%)
                     ADB Corporation, L.LC. (DE) (100%)
                     Great Companies, L.L.C. (IA) (30%)
                 Zahorik Company, Inc. - broker-dealer  (CA) (100%)
                     ZCI, Inc. (AL) (100%)
                     Zahorik Texas, Inc. (TX) (100%)
                 Monumental General Insurance Group, Inc. - holding company (MD) (100%)
                     Monumental General Mass Marketing, Inc. - marketing (MD) (100%)
                     Trip Mate Insurance Agency, Inc. (KS) (100%)
                     Monumental General Administrators, Inc. (MD) (100%)
                        National Association Management and Consultant Services, Inc. (MD) (100%)
                 AEGON Asset Management Services, Inc. (DE) (100%)
                     World Group Securities, Inc. (DE) (100%)
                     World Financial Group, Inc. (DE) (100%)
                 InterSecurities, Inc. - broker-dealer  (DE) (100%)
                     Associated Mariner Financial Group, Inc. - holding company
                     (MI) (100%)
                 Idex Investor Services, Inc. - shareholder services (FL)(100%) Idex Management, Inc. - investment adviser (DE) (100%)
                 AEGON USA Realty Advisors Inc. - real estate investment services (IA) (100%)
                     RCC Properties Limited Partnership (IA)
                     LAI, Inc. (DE) (100%)
                        Landauer Realty Associates, Inc. (TX) (100%)
                     QSC Holding, Inc. (DE) (100%)
                     Realty Information Systems, Inc. - information systems for real estate investment management (IA) (100%)
                     AEGON Real Estate Services, Inc. (DE) (100%)

   Item 27.       Number of Contract Owners


                  Because the offering has not yet commenced, there are no Contract owners.

   Item 28.       Indemnification

                  Provisions exist under the New York Code and the Amended and Restated By-Laws of AUSA whereby AUSA may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                        NEW YORK BUSINESS CORPORATION LAW

SECTION 722.      AUTHORIZATION FOR INDEMNIFICATION OF DIRECTORS AND OFFICERS

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                           Amended and Restated Bylaws

                                   ARTICLE II

                          DIRECTORS AND THEIR MEETINGS

         SEC.7. Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                              RULE 484 UNDERTAKING

         Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

   Item 29.       Principal Underwriter

                  (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Contracts. AFSG currently serves as principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA I, and Legacy Builder Variable Life Separate Account of Transamerica Life Insurance Company; the Separate Account VA BNY, Separate Account C, AUSA Series Life Account, AUSA Series Annuity Account and AUSA Series Annuity Account B of AUSA Life Insurance Company, Inc.; the Separate Account I, Separate Account II, and Separate Account V of Peoples Benefit Life Insurance Company; the WRL Series Life Account, WRL Series Annuity Account, and WRL Series Annuity Account B of Western Reserve Life Assurance Co. of Ohio; and Transamerica Occidental Life Separate Account VUL-3 of Transamerica Occidental Life Insurance Company.

                  (b)  Directors and Officers of AFSG

                           Principal Business
 Name                           Address             Position and Offices with Underwriter
 ----                           -------             -------------------------------------
 Larry N. Norman                  (1)               Director and President

 Anne M. Spaes                    (1)               Director and Vice President

                           Principal Business
 Name                           Address             Position and Offices with Underwriter
 ----                           -------             -------------------------------------
 Lisa A. Wachendorf               (1)               Director, Vice President and Chief Compliance
                                                    Officer

 John K. Carter                   (2)               Vice President

 William G. Cummings              (2)               Vice President

 Thomas R. Moriarty               (2)               Vice President

 Christopher G. Roetzer           (2)               Vice President

 Michael V. Williams              (2)               Vice President

 Frank A. Camp                    (1)               Secretary

 Linda Gilmer                     (1)               Treasurer and Controller

 Priscilla I. Hechler             (2)               Assistant Vice President and Assistant Secretary

 Thomas E. Pierpan                (2)               Assistant Vice President and Assistant Secretary

 Darin D. Smith                   (1)               Vice President and Assistant Secretary

 Teresa L. Stolba                 (1)               Assistant Compliance Officer

 Emily Bates                      (3)               Assistant Treasurer

 Clifton W. Flenniken             (4)               Assistant Treasurer

 --------------------------------------
(1)   4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)   570 Carillon Parkway, St. Petersburg, Florida 33716-1202
(3)   400 West Market Street, Louisville, Kentucky 40202
(4)   1111 North Charles Street, Baltimore, Maryland 21201

         (c)  Compensation to Principal Underwriter

                                 NET UNDERWRITING
 NAME OF PRINCIPAL                 DISCOUNTS AND         COMPENSATION ON       BROKERAGE
   UNDERWRITER                      COMMISSIONS            REDEMPTION         COMMISSIONS        COMMISSIONS
   -----------                      -----------            ----------         -----------        -----------
AFSG Securities Corporation              0                      0                  0                  0


   Item 30.       Location of Accounts and Records

                  All accounts, books, or other documents required to be maintained by Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through AUSA at its administrative office, 570 Carillon Parkway, St. Petersburg, Florida 33716.

   Item 31.       Management Services

                  Not Applicable

   Item 32.       Undertakings

                  AUSA hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA.

                  Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

                  Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

                  Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 25th day of January, 2002.


                                         AUSA SERIES ANNUITY ACCOUNT B
                                         (Registrant)


                                         By: /s/ Tom A. Schlossberg
                                             ----------------------------------
                                             Tom A. Schlossberg */
                                             President of
                                             AUSA Life Insurance Company, Inc.



                                         AUSA LIFE INSURANCE COMPANY, INC.
                                         Depositor


                                         By: /s/ Tom A. Schlossberg
                                             ----------------------------------
                                             Tom A. Schlossberg */
                                             President



        Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:




Signature                                         Title                          Date
---------                                         -----                          ----
/s/ Tom A. Schlossberg                 President                           January 25, 2002
--------------------------
Tom A. Schlossberg */



/s/ Marc C. Abrahms                    Director                            January 25, 2002
--------------------------
Marc C. Abrahms */


/s/ William Brown, Jr.                 Director                            January 25, 2002
--------------------------
William Brown, Jr. */


/s/ Patrick S. Baird                   Vice President and                  January 25, 2002
--------------------------
Patrick S. Baird */                    Chief Financial Officer


/s/ William L. Busler                  Director and Vice President         January 25, 2002
--------------------------
William L. Busler */


/s/ James T. Byrne, Jr.                Director                            January 25, 2002
--------------------------
James T. Byrne, Jr. */

Signature                                         Title                          Date
---------                                         -----                          ----
/s/ Jack R. Dykhouse                   Director and Vice President         January 25, 2002
--------------------------
Jack R. Dykhouse */


/s/ Steven E. Frushtick                Director                            January 25, 2002
--------------------------
Steven E. Frushtick */


/s/ Peter P. Post                      Director                            January 25, 2002
--------------------------
Peter P. Post */


/s/ Cor H. Verhagen                    Director                            January 25, 2002
--------------------------
Cor H. Verhagen */


/s/ E. Kirby Warren                    Director                            January 25, 2002
--------------------------
E. Kirby Warren */


/s/ Colette F. Vargas                  Director and Chief Actuary          January 25, 2002
--------------------------
Colette F. Vargas */


/s/ Robert F. Colby                    Director, Vice President and        January 25, 2002
--------------------------
Robert F. Colby */                     Assistant Secretary


/s/ Robert S. Rubinstein               Director, Vice President and        January 25, 2002
--------------------------
Robert S. Rubinstein */                and Assistant Secretary


/s/ Brenda K. Clancy                   Treasurer                           January 25, 2002
--------------------------
Brenda K. Clancy */


*/s/ John K. Carter
--------------------------
Signed by John K. Carter
As Attorney-in-Fact

                                  EXHIBIT INDEX


EXHIBIT NO.                    DESCRIPTION OF EXHIBIT
-----------                    ----------------------
24(b)(3)(b))                   Master Agreement

24(b)(3)(c)                    Broker/Dealer Selling Agreement

24(b)(4)(a)                    Specimen Flexible Payment Variable Accumulation Deferred Annuity Contract

24(b)(5)                       Application for Flexible Payment Variable Accumulation Deferred Annuity Contract

24(b)(9)                       Opinion and Consent of Robert F. Colby, Esq. as to Legality of Securities Being Registered

24(b)(10)(a)                   Written Consent of Sutherland Asbil and Brennan LLP

24(b)(10)(b)                   Written Consent of Ernst & Young LLP